As filed with the Securities and Exchange Commission on April 28, 2023

Registration File No. 333-240039
Registration File No. 811-23579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________________

FORM N-2

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☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 5

☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 8

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Flat Rock Core Income Fund

(Exact Name of Registrant as Specified in Charter)

__________________________________________

Robert K. Grunewald
Chief Executive Officer
680 S. Cache Street, Suite 100,
P.O. Box 7403,
Jackson, WY 83001
(307) 500-5200
(Address and Telephone Number, Including Area Code, of Principal Executive Offices)

The Corporation Trust Company
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801
(Name and Address of Agent for Service)

__________________________________________

Copies to:
Owen J. Pinkerton, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0262

__________________________________________

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:________.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:________.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:________.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

Flat Rock Core Income Fund

Common Shares of Beneficial Interest

Flat Rock Core Income Fund (the “Fund”) is organized as a Delaware statutory trust and registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated April 28, 2023, has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears at Appendix A on page A-1 of this Prospectus. The SAI is available upon request and without charge by writing the Fund at c/o Flat Rock Global, LLC, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling (307) 500-5200 or by visiting the Fund’s website at www.flatrockglobal.com. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Prospective investors should not construe the contents of this Prospectus or the SAI as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund for such investor.

Investment Objective.    The Fund’s investment objective is the preservation of capital while generating current income from its investments and seeking to maximize the portfolio’s total return.

Principal Investment Strategies.    The Fund pursues its investment objective by investing in a portfolio composed primarily of senior secured loans of U.S. middle-market companies (“Senior Loans”). The Fund expects that most of its Senior Loans will be made to borrowers with earnings before interest, taxes, depreciation and amortization, or EBITDA, of between $5 million and $75 million annually. The Fund may invest in lower grade investments, commonly called “junk,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Adviser to be of comparable quality. The Fund may invest without restriction as to credit rating or maturity/duration. The Fund may also invest in the junior debt tranches of investment vehicles, such as collateralized loan obligations (“CLOs”), business development companies (“BDCs”) or senior loan facilities that provide the Fund with exposure to Senior Loans. See “Investment Objective, Policies and Strategies.”

Investment Adviser.    Flat Rock Global, LLC (the “Adviser”), located at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, serves as the Fund’s investment adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) with the Fund.

Interval Fund.    Pursuant to our interval fund structure, we conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% of our outstanding shares. Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of our board of trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends (“Repurchase Request Deadline”). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Determination of NAV (“Repurchase Pricing Date”) occurs on the same date as the Repurchase Request Deadline. We distribute payments to shareholders no later than seven calendar days after the Repurchase Pricing Date. Repurchases are expected to occur in January, April, July and October of each year. See “Quarterly Repurchases of Shares.”

Securities Offered.    The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund is authorized to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this Prospectus, an unlimited number of common shares of beneficial interest, at a price equal to the net asset value (“NAV”) per share. Shares are not subject to a sales load or early withdrawal charges. The Fund does not have a required minimum initial or subsequent investment amount. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use commercially reasonable efforts to sell the shares. See “Plan of Distribution.”

Price to Public	Proceeds to Registrant
At current NAV	Amount invested at current NAV

Investing in the Fund’s shares involves risks, including the following:

•        Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.

•        There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•        The shares of the Fund are not redeemable.

•        Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

•        The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.

•        Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

•        The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. The amounts and timing of distributions that the Fund may pay, if any, is uncertain.

•        A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

•        Shares are speculative and involve a high degree of risk, including the risk associated with below-investment grade securities and leverage.

See “Risk Factors” beginning on page 19 of this Prospectus.

Flat Rock Global, LLC

Investment Adviser

April 28, 2023

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus (the “Prospectus”) and in the statement of additional information (“SAI”), particularly the information set forth under the heading “Risk Factors.”

The Fund

Flat Rock Core Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) that operates as an interval fund. The Fund will offer to make repurchases of at least 5% of the Fund’s outstanding shares at a price equal to net asset value (“NAV”) per share on a quarterly basis. See “Quarterly Repurchases of Shares.”

The Fund acquired all of the assets and liabilities and adopted the performance history of Flat Rock Capital Corp. (the “Predecessor Fund”) on November 20, 2020, immediately prior to the Fund’s commencement of operations.

Closed-End Fund Structure.    Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange and are subject to restrictions on transfer. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Investor Suitability.    An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Investment Objective and Policies

Investment Objective.    The Fund’s investment objective is the preservation of capital while generating current income from its investments and seeking to maximize the portfolio’s total return.

Investment Policies.    The Fund pursues its investment objective by investing in a portfolio composed primarily of senior secured loans of U.S. middle-market companies (“Senior Loans”). The Fund expects that most of its Senior Loans will be made to borrowers with earnings before interest, taxes, depreciation and amortization, or EBITDA, of between $5 million and $75 million annually. The Fund may invest in lower grade investments, commonly called “junk,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Adviser to be of comparable quality. The Fund may invest without restriction as to credit rating or maturity/duration. The Fund may also invest in the junior debt tranches of investment vehicles, such as collateralized loan obligations (“CLOs”), business development companies (“BDCs”) or senior loan facilities that provide the Fund with exposure to Senior Loans. Additionally, the Fund may from time to time hold or invest in equity securities and other debt or equity securities generally arising from a restructuring of Senior Loan positions previously held by the Fund and may opportunistically invest in the equity tranches of CLOs to the extent permitted by the Adviser’s allocation policy.

The Fund’s investment strategy is identical in all material respects to the investment strategy pursued by the Predecessor Fund.

To enhance its opportunity for gain, the Fund intends to employ leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the amount permitted by the 1940 Act, which for the Fund is currently 33.33% of the value of its assets for senior securities representing indebtedness and 50% of the value of its assets for preferred stock. Leverage is primarily used to manage cash flows and increase the Fund’s ability to purchase investments to potentially take advantage of market opportunities.

The Fund maintains a $75 million revolving line of credit, originally obtained by Flat Rock Capital Corp. through a special purpose wholly-owned subsidiary, FRC Funding I, LLC (“FRC Funding”), who entered into a Loan and Security Agreement (the “Loan Agreement”) with certain financial institutions as lenders (“Lenders”), State Bank and Trust Company as the administrative agent (“State Bank”) and Cadence Business Finance (formerly known as Alostar Capital Finance), as Lead Arranger and Bookrunner, pursuant to which the Lenders agreed to provide the Company with a revolving line of credit (the “Credit Facility”). The Loan Agreement was subsequently amended to add Cadence Bank, N.A. as the administrative agent following its merger with State Bank and Trust, and to add Hitachi Capital America Corp. to the Lenders. In October 2021, the Loan Agreement was further amended, as Hitachi Capital America Corp. was removed from the Loan Agreement and replaced by Georgia Banking Company (“GBC”) as a Lender. The Loan Agreement was amended in June, 2022 to add Synovus Bank and Woodforest National Bank as Lenders. As of December 31, 2022, the Fund had drawn down $48,547,629 from the Credit Facility and the maximum borrowing outstanding during the year ended December 31, 2022 was $49,248,346. The Fund is charged an interest rate of 2.70% above the 1-month Term SOFR (Secured Overnight Financing Rate) plus 0.11448%. The Fund is charged a fee on the average daily unused balance of the Credit Facility of 0.40%. Pursuant to the terms of the Loan Agreement, the Borrowers granted to Cadence for the benefit of Cadence and GBC, a security interest and a lien in substantially all of FRC Funding’s assets.

The Adviser invests the Fund’s assets using an investment process that consists of four distinct phases: origination, credit evaluation, execution, and monitoring. During the origination phase, the Adviser sources investment opportunities through access to a network of individual contacts developed by its investment team in the financial services and related industries. Among these contacts is an extensive network of private equity firms and relationships with leading middle-market senior lenders. The Adviser evaluates the value of a business in a downside scenario, considering key criteria including (1) strong and resilient underlying business fundamentals, (2) a substantial equity cushion in the form of capital ranking junior in right of payment to our investment and (3) a conclusion that overall “downside” risk is manageable. The Adviser, through a consistent approach to credit evaluation and careful attention to the details of execution, seeks to close deals as fast or faster than competitive financing providers while maintaining discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. The Adviser considers observation rights (the ability to participate in portfolio company board meetings without being a member of the board), where appropriate, regular dialogue with company management and sponsors and detailed, internally generated monitoring reports to be critical to our performance.

The Fund intends to achieve its objective by investing in a portfolio composed primarily of Senior Loans of U.S. middle-market companies and investment vehicles that provide the Fund with exposure to Senior Loans and further by (i) accessing the established loan origination channels developed by our management team, (ii) selecting investments within our core middle-market focus, (iii) partnering with experienced private equity firms, or sponsors, in many cases with whom our management team has invested alongside in the past, (iv) implementing disciplined underwriting standards and (v) drawing upon the aggregate experience and resources of our management team. Target businesses will typically exhibit some or all of the following characteristics:

•        Annual EBITDA of $5 million to $75 million;

•        Sustainable leading positions in their respective markets;

•        Scalable revenues and operating cash flow;

•        Experienced management teams with successful track records;

•        Stable, predictable cash flows with low technology and market risks;

•        A substantial equity cushion in the form of capital ranking junior to our investment;

•        Low capital expenditures requirements;

•        A North American base of operations;

•        Strong customer relationships;

•        Products, services or distribution channels having distinctive competitive advantages;

•        Distinct strategy that requires high start-up costs or other obstacles that limit new competitors from easily entering the market; and

•        Demonstrated growth strategies.

The Adviser believes that the criteria listed above are important in identifying and investing in prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company. See “Investment Objective, Policies, and Strategies.” The Fund may engage in active and frequent trading, which may increase portfolio turnover, and frequency of portfolio turnover will not be a limiting factor if the Adviser considers it advantageous to purchase or sell securities.

Assets that cannot be invested promptly in accordance with the Fund’s investment objective will be held in cash or invested in cash equivalents.

The Fund is subject to certain regulatory restrictions in making its investments. On January 25, 2022, the Fund received a co-investment exemptive order from the SEC, or the “Order,” granting it the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Flat Rock Opportunity Fund and Flat Rock Enhanced Income Fund, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of the Fund’s independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with its investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. The Fund may only co-invest with other funds managed by the Adviser or certain affiliates in accordance with such Order and existing regulatory guidance, including the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like the Fund rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price.

To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities.

The Fund’s investment objective and policies, other than those policies identified in this Prospectus as “fundamental,” may be changed without the approval of shareholders.

Investment Strategy and Criteria Used in Selecting Investments

The Fund will employ a four-phase approach to investing in Senior Loans and investment vehicles that provide the Fund with exposure to Senior Loans. Investments will be made in Senior Loans primarily to U.S. middle market companies based upon fundamental evaluation with specific attention to revenues and operating cash flows, customer relationships, and demonstrated growth strategies. The Fund will also evaluate investment opportunities in CLOs and senior loan facilities that provide it with exposure to Senior Loans as well as equity and debt investments in BDCs that own a portfolio primarily comprised of Senior Loans.

See “Investment Objective, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition.

Management of the Fund

The services necessary for the Fund’s daily operations are provided by various service providers. See “Management of the Fund.”

Investment Adviser.    Flat Rock Global, LLC, with its principal address at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, serves as the Fund’s investment adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) with the Fund. As of December 31, 2022, the Adviser managed approximately $550 million in assets. The Investment Advisory Agreement has an initial two-year term and is subject to annual renewal thereafter by the Fund’s Board of Trustees (the “Board” or the “Trustees”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period (the “Advisory Fee”).

In addition to the Advisory Fee, the Adviser in entitled to an incentive fee. The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on our “adjusted capital,” equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment policy), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s Repurchase Program.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•        No incentive fee is payable in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter (or an annualized rate of 6.00%);

•        100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.764%. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 1.764%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.764% in any calendar quarter; and

•        15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.764% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

See “Management of the Fund — Investment Adviser” for additional information concerning fees paid to our Adviser.

Predecessor Fund.    The Predecessor Fund was a Maryland corporation that was an externally managed, non-diversified, closed-end investment company that elected to be regulated as a BDC under the 1940 Act. The Predecessor Fund was reorganized into the Fund on November 20, 2020, immediately prior to the date the Fund commenced operations (the “Reorganization”). Upon completion of the Reorganization, the Fund acquired the assets and adopted the performance history of the Predecessor Fund. The investment objective, investment strategies, and limitations of the Fund are identical in all material respects to those of the Predecessor Fund.

The Adviser managed the Predecessor Fund since its inception in 2017.

Administrator and Accounting Agent.    ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the administrator and accounting agent for the Fund (the “Administrator”).

Transfer Agent.    DST Systems, Inc. (the “Transfer Agent”) serves as transfer agent for the Fund.

Custodian.    U.S. Bank serves as the Fund’s custodian (the “Custodian”).

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the risks that you assume when you invest in the Fund’s shares. The following is only a summary of certain of these risks; see “Risk Factors” for further information on the Fund’s principal investment risks. There can be no assurance that the order of risks below should be taken as an indication of the potential magnitude or probability of the possible consequences of the risks summarized below.

Senior Loan Risk.    Investing in Senior Loans involves a number of significant risks. Below investment grade Senior Loans have historically experienced greater default rates than has been the case for investment grade securities. The Fund intends to achieve its investment objective by investing in a portfolio composed primarily of securities that are rated below investment grade by rating agencies, or that would be rated below investment grade if they were rated. In addition, many of the Fund’s Senior Loans are “bank loans” that may not be deemed to be “securities” for purposes of the federal securities laws. Bank loan providers may not have the protections of the anti-fraud provisions of the federal securities laws and must rely instead on contractual provisions in loan agreements and applicable common-law fraud protections.

Middle Market Company Risk.    The Fund will primarily invest in middle market companies. Investing in middle-market companies is highly speculative and involves a high degree of risk of credit loss, and therefore the Fund’s securities may not be suitable for someone with a low tolerance for risk. Middle-market companies are more likely to be considered lower grade investments, commonly called “junk,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Adviser to be of comparable quality.

CLO Risk.    CLOs are securities backed by an underlying portfolio of loans, typically syndicated loans or other loans to corporate borrowers. CLOs issue classes or “tranches” that vary in seniority, risk, and yield. CLOs may experience substantial credit losses and/or substantial declines in market value as result of actual collateral defaults (which may deteriorate the credit support supplied by the more subordinated tranches of the CLO), anticipated collateral defaults, or investor aversion to CLO securities as a class. The risks of investing in a CLO tranche generally reflect the credit and other risks of the assets underlying the CLO, as well as the seniority of the tranche within the CLO structure. CLOs also carry other risks including, but not limited to, interest rate risk and prepayment risk.

Repurchase Offers/Interval Fund Risk.    Unlike many closed-end investment companies, the Fund’s shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. The Fund’s repurchase offers are shareholders’ only means of liquidity with respect to their shares.

Capital Markets Risk.    The Fund is subject to the risk that from time to time, global capital markets may experience periods of disruption and instability, which could be prolonged and which could materially and adversely impact the broader financial and credit markets, have a negative impact on the valuations of the Fund’s investments and reduce the availability of debt and equity capital. Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize.

Competition Risk.    The Fund will compete for investments with other investment companies, including BDCs, and investment funds (including private equity funds and mezzanine debt funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make similar investments in Senior Loans.

Covenant-lite Loans Risk.    Many of the debt investments the Fund may acquire in the secondary market may have less restrictive covenant terms that provide it with fewer protections, called “covenant-lite” loans, that generally provide for fewer restrictions on the borrower’s operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

Credit Risk.    The Fund is subject to the risk that the issuer or guarantor of an obligation, or the counterparty to a transaction, may fail, or become less able to make timely payment of interest or principal or otherwise honor its obligations or default completely. The strategies utilized by the Adviser require accurate and detailed credit analysis of issuers, and there can be no assurance that its analysis will be accurate or complete.

Market Risk.    Conditions in the U.S. and many foreign economies have resulted, and may continue to result, in certain instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit, and have made it more difficult for some borrowers to obtain financing on attractive terms, if at all. In some cases, traditional market participants have been less willing to make a market in some types of debt instruments, which has affected the liquidity of those instruments.

Inflation Risk.    Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. The U.S. and other developed economies have recently begun to experience higher-than normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. In addition, during any periods of rising inflation, the real value of investments and distributions to the Fund would decline, and the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, all of which would tend to further reduce returns to shareholders. Conversely, as inflation declines, the Fund and any CLO in which it invests may not be able to reduce expenses commensurate with any resulting reduction in revenue. In an attempt to stabilize inflation, countries may impose wage and price controls, tighten the monetary supply, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Geopolitical Risk.    The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, climate change and climate related events, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years may result in market volatility and may have long term effects on both the U.S. and global financial markets. The COVID-19 global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, had negative impacts, and in many cases severe negative impacts, on markets worldwide. In addition, Russia’s military interventions in Ukraine have led to, and may lead to additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of the Fund’s investments, even beyond any direct exposure the Fund may have to Russian issuers or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Prospectus. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment.

Interest Rate Risk.    The Fund’s debt investments are likely to be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”), Euro Interbank Offered Rate (“EURIBOR”), the Secured Overnight Financing Rate (“SOFR”), the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments, the value of its shares and its rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on its investment income.

Collateral Risk.    To the extent a Senior Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Senior Loan. An investment may represent an indirect ownership or lien on collateral that may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may, at any point, be worth less than the value of the original investment.

LIBOR Risk.    The Fund typically uses LIBOR as a reference rate in term loans it extends to portfolio companies such that the interest due to the Fund pursuant to a term loan extended to a partner company is calculated using LIBOR. On March 5, 2021, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced the timeline for the cessation of all LIBOR benchmarks. All LIBOR benchmarks related to sterling, euro, Swiss franc and Japanese yen and the 1-week and 2-month US dollar settings ceased as of December 31, 2021, and the remaining US dollar settings will cease immediately after June 30, 2023. As an alternative to LIBOR, the Federal Reserve, in conjunction with the Alternative Reference Rates Committee, recommended replacing U.S. dollar LIBOR with the SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. On July 29, 2021, the Alternative Reference Rates Committee formally recommended SOFR as its preferred alternative. On March 15, 2022, President Biden signed into law the Consolidated Appropriations Act of 2022, which among other things, provides for the use of interest rates based on SOFR in certain contracts currently based on LIBOR and a safe harbor from liability for utilizing SOFR-based interest rates as a replacement for LIBOR. On December 15, 2022, the Federal Reserve adopted a final rule that implements the Adjustable Rate Act (enacted as part of the Consolidated Appropriations Act of 2022) by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. However, uncertainty related to the transition away from LIBOR remains, and such uncertainty may adversely affect the market for LIBOR-based securities. There are obstacles to converting certain securities and transactions to a new benchmark. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments.

Liquidity Risk.    The Fund’s investments are subject to liquidity risk. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities. When there is little or no active trading market for specific types of securities, such as high-yield obligations and other derivative instruments, it can become more difficult to purchase or sell the securities at or near their perceived value.

Subordinate Claims Risk.    Even though the Fund intends to generally invest in Senior Loans, if one of its portfolio companies were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund’s debt investment and subordinate all or a portion of its claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, the Fund’s legal rights may be subordinated to other creditors.

OID and PIK Interest Income Risk.    Although the Fund does not expect that a significant portion of its income will be comprised of original issue discount (“OID”), which may include payment-in-kind (“PIK”) interest, the Fund may make investments that include OID and PIK components. To the extent OID and PIK interest income constitute a portion of the Fund’s income, it will be exposed to risks associated with such income being required to be included in an accounting income and taxable income prior to receipt of cash.

Private Placements Risk.    Certain of the instruments in which the Fund may invest are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered in a private placement pursuant to Section 4(a)(2) of the Securities Act.

BDC Risk.    The Fund may invest in BDCs. BDCs may carry risks similar to those of a private equity or venture capital fund. Securities issued by BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments. Non-traded and private BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs may trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets.

Equity Securities Risk.    The Fund may invest in equity securities in various portfolio companies. Although equity securities historically have generated higher average total returns than debt securities over the long term, equity securities may experience more volatility in those returns than debt securities. The equity securities the Fund may acquire may fail to appreciate, decline in value or lose all value, and the Fund’s ability to recover its investment will depend on the portfolio company’s success.

Volatility Risk.    The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund’s NAV per share to experience significant increases or declines in value over short periods of time.

Issuer and Non-Diversification Risk.    Since the Fund is non-diversified, it may invest a high percentage of its assets in a limited number of issuers. When the Fund invests in a relatively small number of issuers it may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be.

Leveraging Risk.    The Fund’s use of leverage creates the opportunity for increased returns in the Fund, but it also creates special risks. To the extent used, there is no assurance that the Fund’s leveraging strategies will be successful.

Valuation Risk.    This is the risk that the Fund has valued a security at a price different from the price at which it can be sold. This risk may be especially pronounced for investments that may be illiquid or may become illiquid, and for securities that trade in relatively thin markets and/or markets that experience extreme volatility. The Fund’s ability to value its investments in an accurate and timely manner may be impacted by technological issues and/or errors by third party service providers, such as pricing services or accounting agents.

Risks Related to Issuance of Preferred Stock.    Preferred stock, which is another form of leverage, has the same risks to the Fund’s common shareholders as borrowings because the dividends on any preferred stock the Fund issues may be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to the Fund’s common shareholders, and preferred shareholders are not subject to any of the Fund’s expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

Service Provider Risk.    The Fund will rely on service providers selected by the Adviser, third party originators or by borrowers to store, transfer, buy, sell, liquidate, record or otherwise service assets. To the extent that a service provider or the technology deployed by a service provider fails to perform these tasks, the Fund’s investments may be adversely affected.

Distribution Policy Risk.    All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities.

Cybersecurity and Operational Risk.    The Fund, its service providers, and third-party fund distribution platforms’ and shareholders’ ability to transact with the Fund, may be negatively impacted due to operational risks arising from, among other problems, human errors, systems and technology disruptions or failures, or cybersecurity incidents.

Reinvestment Risk.    Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities.

Prepayment Risk.    The Fund is subject to the risk that its investments may be repaid prior to maturity. When this occurs, the Fund will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies.

See “Risk Factors” for further information on the Fund’s principal investment risks.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. Following a quarterly repurchase offer, the Fund is required to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption amount. See “Quarterly Repurchases of Shares.”

Distributions

The Fund’s distribution policy is to make monthly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions to a shareholder in excess of the earnings and profits would first be a tax-free return of capital to the extent of such shareholder’s adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain for such shareholder (assuming the shares are held as capital assets).

U.S. Federal Income Tax Matters

The Fund has elected to be treated and intends to qualify each year for taxation as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy

Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

FUND EXPENSES

The following table includes fees and expenses that an investor in the Fund may incur, directly or indirectly.

Shareholder Transaction Expenses	None

Percentage of Net Assets Attributable to Shares of Beneficial Interest
Annual Fund Operating Expenses
Management Fees(1)	1.90%
Incentive Fees(2)	1.49%
Interest Payments on Borrowed Funds(3)	1.75%
Other Expenses(4)	1.03%
Acquired Fund Fees and Expenses(5)	1.21%
Total Annual Expenses	7.37%

____________

(1)      The management fee paid to the Adviser is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period.

(2)      The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature.

(3)      These expenses represent estimated interest payments the Fund expects to incur in connection with its outstanding preferred stock and expected borrowing during the current fiscal year. Additionally, the interest rate used is based on an estimate of applicable market rates and is subject to change.

(4)      Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees.

(5)      Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Therefore, amounts may not agree with the Fund’s financial highlights.

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above and assumes shares earn a 5% annual return.
1 Year	3 Years	5 Years	10 Years
$74	$215	$349	$653

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the Fund’s financial performance since inception of the Predecessor Fund. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The report of the Fund’s independent registered public accounting firm, Cohen & Company, Ltd., for the Fund’s fiscal year ended December 31, 2022, along with the Fund’s consolidated financial statements, are included in the Fund’s annual report, which is available upon request and free of charge by calling the Fund at (844) 292-0365 or by visiting https://flatrockglobal.com/core-income-fund/. The information shown for periods prior to December 31, 2018 was audited by the Fund’s prior independent registered public accounting firm.

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020(a)	For the Year Ended December 31, 2019(a)	For the Year Ended December 31, 2018(a)	For the Period From May 3, 2017 (Commencement of Operations) to December 31, 2017(a)
Net asset value – beginning of period	$20.64	$20.29	$19.76	$19.74	$20.02	$20.00

Income from investment operations:
Net investment income(b)	1.76	1.54	1.41	1.37	1.15	0.69
Net realized and unrealized gain/(loss) on investments(b)	(1.13)	0.17	0.48	(0.01)	(0.13)	(0.13)

Total income from investment operations	0.63	1.71	1.89	1.36	1.02	0.56

Less distributions:
From net investment income	(1.35)	(1.36)	(0.81)	(1.34)	(1.30)	(0.34)
From net realized gain on investments	(0.02)	—	(0.55)	—	—	—
From tax return of capital	—	—	—	—	—	(0.20)
Total distributions	(1.37)	(1.36)	(1.36)	(1.34)	(1.30)	(0.54)
Net increase/(decrease) in net asset value	(0.74)	0.35	0.53	0.02	(0.28)	20.02
Net asset value – end of period	$19.90	$20.64	$20.29	$19.76	$19.74	$20.02
Total Return(c)	3.14%	8.73%	10.03%	7.13%	5.07%	2.80	%(d)

Ratios/Supplemental Data:
Net assets, end of period (in thousands)	$184,382	$116,384	$60,436	$55,970	$36,855	$20,670

Ratios to Average Net Assets (including interest on credit facility and distributions on mandatorily redeemable preferred stock)(d)
Ratio of expenses to average net assets including fee waivers and reimbursements	6.16%	5.51%	7.69%	7.39%	3.52%	1.18	%(f)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	6.16%	5.51%	8.07%	8.83%	6.15%	11.95	%(f)
Ratio of net investment income to average net assets including fee waivers and reimbursements	8.74%	7.50%	7.15%	6.85%	5.47%	5.06	%(f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements	8.74%	7.50%	6.77%	5.41%	2.84%	(5.71	)%(f)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020(a)	For the Year Ended December 31, 2019(a)	For the Year Ended December 31, 2018(a)	For the Period From May 3, 2017 (Commencement of Operations) to December 31, 2017(a)
Ratios to Average Net Assets (excluding interest on credit facility and distributions on mandatorily redeemable preferred stock)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	4.41%	4.41%	5.69%	4.47%	2.99%	N/A	(f)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	4.41%	4.41%	6.07%	4.77%	2.99%	0.95	%(f)
Ratio of net investment income to average net assets including fee waivers and reimbursements	10.49%	8.60%	9.15%	10.31%	4.05%	N/A	(f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements	10.49%	8.60%	8.77%	9.77%	6.00%	5.29	%(f)
Portfolio turnover rate	17%	61%	32%	85%	137%	156	%(d)

Credit Facility:
Aggregate principal amount, end of period (000s):	48,548	41,898	25,676	29,796	23,233	N/A
Asset coverage, end of period per $1,000:(f)	4,804	3,780	3,354	2,667	2,794	N/A

Mandatorily Redeemable Preferred Stock:
Liquidation value, end of period (000s):	20,000	10,000	N/A	N/A	N/A	N/A
Asset coverage, end of period per $1,000:(g)	3,673	3,245	N/A	N/A	N/A	N/A

____________

(a)      The consolidated operations for the years ended December 31, 2018 and December 31, 2019 and for the period from January 1, 2020 to November 22, 2020 are for Flat Rock Capital Corp.

(b)      Based on average shares outstanding during the period.

(c)      Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(d)      Interest expense relates to the Fund’s Credit Facility and includes amortization of debt issuance costs as well as distributions on mandatorily redeemable preferred stock.

(e)      Annualized.

(f)      Calculated by subtracting the Fund’s total liabilities (excluding the Credit Facility and accumulated unpaid interest on Credit Facility) from the Fund’s total assets and dividing by the outstanding Credit Facility balance.

(g)      Calculated by subtracting the Fund’s total liabilities (excluding the liquidation value of the Mandatorily Redeemable Preferred Stock including distributions payable on Mandatorily Redeemable Preferred Stock and the Credit Facility and accumulated unpaid interest on Credit Facility) from the Fund’s total assets and dividing by the liquidation value of the Mandatorily Redeemable Preferred Stock and the outstanding Credit Facility balance.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on June 11, 2020. The Fund’s principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001 and its telephone number is (307) 500-5200.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to, but not limited to, the following:

•        the impact of an economic downturn on the ability of the issuer of a Senior Loan to continue to operate, which could lead to the loss of some or all of our investment in such Senior Loan or CLO investment;

•        the Fund’s business prospects and the prospects of the companies in which the Fund may invest;

•        the impact of interest rate volatility on our results, particularly if we elect to use leverage as part of our investment strategy;

•        the impact of inflation on the economy and our portfolio companies;

•        our future operating results;

•        our expected financings and investments;

•        the adequacy of our cash resources and working capital;

•        the timing of cash flows, if any, from the Senior Loans in which we invest;

•        our contractual arrangements and relationships with third parties;

•        the dependence of our future success on the general economy and its impact on the industries in which we invest;

•        our ability to source favorable investments;

•        our use of financial leverage;

•        our tax status; and

•        the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•        changes in the economy;

•        risks associated with possible disruption in our operations or the economy generally due to terrorism, wars or natural disasters; and

•        future changes in laws or regulations and conditions that impact our operations or investments.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, but in no event later than three months after receipt, consistent with market conditions and availability of suitable investments. The Fund pays its organizational and offering expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund’s investment objective and policies, the Fund invests in money market or short-term, fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective.    The Fund’s investment objective is the preservation of capital while generating current income from its investments and seeking to maximize the portfolio’s total return. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.

The Fund’s investment objective is “non-fundamental,” which means that it may be changed by the Board without the approval of shareholders. The Fund will provide shareholders at least 60 days’ notice prior to changing the Fund’s investment objective.

Investment Policies.    The Fund pursues its investment objective by investing in a portfolio composed primarily of senior secured loans of U.S. middle-market companies (“Senior Loans”). The Fund expects that most of its Senior Loans will be made to borrowers with earnings before interest, taxes, depreciation and amortization, or EBITDA, of between $5 million and $75 million annually. The Fund may invest in lower grade investments, commonly called “junk,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Adviser to be of comparable quality. The Fund may invest without restriction as to credit rating or maturity/duration. The Fund may also invest in the junior debt tranches of investment vehicles, such as CLOs, BDCs or senior loan facilities that provide the Fund with exposure to Senior Loans. Additionally, the Fund may from time to time hold or invest in equity securities and other debt or equity securities generally arising from a restructuring of Senior Loan positions previously held by the Fund and may opportunistically invest in the equity tranches of CLOs to the extent permitted by the Adviser’s allocation policy.

The Fund’s investment strategy is identical in all material respects to the investment strategy pursued by the Predecessor Fund.

Principal Investment Strategies.    The Fund intends to achieve this objective by investing in a portfolio composed primarily of Senior Loans of U.S. middle-market companies and investment vehicles that provide the Fund with exposure to Senior Loans and further by (i) accessing the established loan origination channels developed by its management team, (ii) selecting investments within its core middle-market focus, (iii) partnering with experienced private equity firms, or sponsors, in many cases with whom the Fund’s management team has invested alongside in the past, (iv) implementing disciplined underwriting standards and (v) drawing upon the aggregate experience and resources of its management team.

To enhance its opportunity for gain, the Fund intends to employ leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the amount permitted by the 1940 Act, which for the Fund is currently 33.33% of the value of its assets for senior securities representing indebtedness and 50% of the value of its assets for preferred stock. The Fund believes when properly financed and hedged, its investment strategy can produce attractive risk-adjusted returns. The Fund may engage in active and frequent trading, which may increase portfolio turnover, and frequency of portfolio turnover will not be a limiting factor if the Adviser considers it advantageous to purchase or sell securities.

Assets that cannot be invested promptly in accordance with the Fund’s investment objective will be held in cash or invested in cash equivalents.

The Fund is subject to certain regulatory restrictions in making its investments. On January 25, 2022, the Fund received a co-investment exemptive order from the SEC, or the “Order,” granting it the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Flat Rock Opportunity Fund and Flat Rock Enhanced Income Fund, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of the Fund’s independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with its investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. The Fund may only co-invest with other funds managed by the Adviser or certain affiliates in accordance with such Order and existing regulatory guidance, including the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like the Fund rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price.

To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities.

The Fund’s investment objective and policies, other than those policies identified in this Prospectus as “fundamental,” may be changed without the approval of shareholders.

Investment Strategy and Criteria Used in Selecting Investments

A Senior Loan is a type of corporate debt instrument extending credit to a borrower, usually one with existing outstanding debt, that is originated, structured, negotiated and administered by a financial institution or consortium of financial institutions. These consortiums may then syndicate loans of third-party investors. These investors are known as the primary market. After being placed into the primary market, other investors may seek to buy and sell Senior Loan positions to other third-party investors in over-the-counter transactions. This is known as the secondary market. Senior Loan investors in both the primary and secondary markets may include institutional investors, domestic and foreign banks, finance companies and securities firms. The Fund intends to invest in Senior Loans through both the primary and secondary markets.

Generally, Senior Loans are not rated investment grade by credit ratings agencies, and typically have high interest rates associated with them. Senior Loans are typically used as capital for a corporate transaction such as a merger, acquisition or leveraged buyout, a recapitalization of the borrower’s balance sheet, as capital for refinancing existing debt, or to fund general corporate purposes or significant corporate projects.

Terms of a Senior Loan

A Senior Loan’s terms typically include floating interest rates, meaning that the interest from the loan is some specified percentage, or spread, added to a market index rate. Spreads are typically expressed in basis points and are defined at origination and may be adjusted over the life of a loan to account for changes in a borrower’s credit profile according to predefined credit covenants. Market spreads vary according to market dynamics. Interest rates are periodically reset to reflect changes in market index rates. The specified percentage depends on the perceived creditworthiness of the borrower, the loan terms, the security underlying the loan, the existing debt of the borrower, and other factors. The market index rate most typically used is LIBOR or SOFR, usually the three-month LIBOR or SOFR rate. Senior Loans may also have comparatively short maturities relative to traditional corporate debt instruments such as high-yield bonds. Senior Loans are generally secured by some or even all of the assets of a borrower. This broad security interest generally means a higher recovery rate than for unsecured bonds or debt instruments subordinate in priority to the Senior Loans. Interest on Senior Loans is generally payable monthly or quarterly.

The Senior Loan Market

There is no uniform definition of the criteria of the Senior Loan market. Some industry practitioners define a Senior Loan market participant based on the applicable spread over the market index rate. Others define a Senior Loan market participant based on the issuer’s credit rating. Senior Loans are generally rated “Ba1” or lower by Moody’s, “BB+” or lower by Standard & Poors, or “BB+” or lower by Fitch Ratings, Inc., or Fitch (collectively, “below investment grade”). Others define a Senior Loan market participant based on the size of the issuer. The Fund expects most of its Senior Loans will be made to borrowers with EBITDA of between $5 million and $75 million annually.

Collateral of a Senior Loan

Senior Loans may be structured with various lien priorities on underlying collateral, with the market primarily split between first lien loans and second lien loans. Principal payments of second lien loans are generally paid after payments to first lien loans or other loans with seniority in priority of payments. As a result, second lien loans generally have a higher spread compared to first lien loans. The market for second lien loans is significantly smaller and less liquid than the market for first lien loans.

Investment Criteria

Target businesses will typically exhibit some or all of the following characteristics:

•        Annual EBITDA of $5 million to $75 million;

•        Sustainable leading positions in their respective markets;

•        Scalable revenues and operating cash flow;

•        Experienced management teams with successful track records;

•        Stable, predictable cash flows with low technology and market risks;

•        A substantial equity cushion in the form of capital ranking junior to our investment;

•        Low capital expenditures requirements;

•        A North American base of operations;

•        Strong customer relationships;

•        Products, services or distribution channels having distinctive competitive advantages;

•        Distinct strategy that requires high start-up costs or other obstacles that limit new competitors from easily entering the market; and

•        Demonstrated growth strategies.

While the Fund believes that the criteria listed above are important in identifying and investing in prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company.

Additionally, the Fund may from time to time hold or invest in equity securities and other debt or equity securities generally arising from a restructuring of Senior Loan positions previously held by it. The Adviser will also periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether the Fund should acquire or dispose of any assets that are not Senior Loans on an opportunistic basis.

Other Information Regarding Investment Strategy.    The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy, including in response to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

The Fund may invest, opportunistically, in the equity tranches of CLOs. The equity tranche, which is unrated and does not have a stated coupon, represents the most junior tranche in the CLO capital structure. The Fund will only invest in the equity tranche of a CLO if the investment was first offered to Flat Rock Opportunity Fund, an interval fund managed by the Adviser, that invests primarily in the equity tranches of CLOs that hold a portfolio of Senior Loans. Any such investments will be allocated in line with the Adviser’s policies and procedures. See “Conflicts of Interest.”

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) may vary (potentially greatly) from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Higher rates of portfolio turnover may result in higher transaction costs and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “U.S. Federal Income Tax Matters” herein.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces, together with the other information contained in the Prospectus. If any of these risks discussed in this Prospectus occurs, the Fund’s results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Senior Loans.    Investing in Senior Loans involves a number of significant risks. Below investment grade Senior Loans have historically experienced greater default rates than has been the case for investment grade securities. The Fund intends to achieve its investment objective by investing in a portfolio composed primarily of securities that are rated below investment grade by rating agencies, or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. There can be no assurance as to the levels of defaults or recoveries that may be experienced on the Fund’s investments in Senior Loans. Senior Loans in which the Fund invests may be issued by companies with limited financial resources and limited access to alternative financing. Issuers of Senior Loans may be unable to meet their obligations under their debt securities that the Fund holds. Such developments may be accompanied by deterioration in the value of collateral backing its investments. This could lead to a decline in value of the Fund’s Senior Loan investments, which could result in a decline in the Fund’s net earnings and NAV. In addition, many of the Fund’s Senior Loans are “bank loans” that may not be deemed to be “securities” for purposes of the federal securities laws. Bank loan providers may not have the protections of the anti-fraud provisions of the federal securities laws and must rely instead on contractual provisions in loan agreements and applicable common-law fraud protections.

Middle Market Risk.    Investing in middle-market companies is highly speculative and involves a high degree of risk of credit loss, and therefore the Fund’s securities may not be suitable for someone with a low tolerance for risk. Middle-market companies are more likely to be considered lower grade investments, commonly called “junk,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Adviser to be of comparable quality. Lower grade securities or comparable unrated securities are considered predominantly speculative regarding the portfolio company’s ability to pay interest and principal and are susceptible to default or decline in market value due to adverse economic and business developments. These risks are likely to increase during volatile economic periods.

CLO Risk.    CLOs are securities backed by an underlying portfolio of loan obligations. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. Investments in CLO securities may be riskier and less transparent than direct investments in the underlying loans and debt obligations. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying loans in the tranche of the CLO in which the Fund invests. The tranches in a CLO vary substantially in their risk profile, and debt tranches are more senior than equity tranches. The senior tranches are relatively safer because they have first priority on the collateral in the event of default. As a result, the senior tranches of a CLO generally have a higher credit rating and offer lower coupon rates than the junior tranches, which offer higher coupon rates to compensate for their higher default risk. The Fund expects that it will primarily invest in junior debt tranches of CLOs. The CLOs in which the Fund may invest may incur, or may have already incurred, debt that is senior to the Fund’s investment. CLOs also carry risks including, but not limited to, interest rate risk and credit risk. Investments in CLOs may be subject to certain tax provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. CLOs that fail to comply with certain U.S. tax disclosure requirements may be subject to withholding requirements that could adversely affect cash flows and investment results. Any unrealized losses the Fund experiences with respect to its CLO investments may be an indication of future realized losses. Equity tranches are unrated and equity investors receive no principal payments, if any, until all debt obligations are paid.

Repurchase Offers/Interval Fund Risk.    The Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. In order to provide liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly offers to repurchase its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. In all cases, such repurchase offers will be for at least 5% of its outstanding Shares at NAV per share, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers in the amount of 5% of its outstanding shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share.

The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund may, if necessary, sell investments, and is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations. If, as expected, the Fund employs investment leverage, repurchases of shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects. Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the shareholders of repurchased shares, and potentially even for shareholders that do not participate in the repurchase offer.

Capital Markets.    From time to time, the global capital markets may experience periods of disruption and instability, which could be prolonged and which could materially and adversely impact the broader financial and credit markets, have a negative impact on the valuations of the Fund’s investments and reduce the availability to it of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. While the Fund’s investments are generally not publicly traded, applicable accounting standards require it to assume as part of its valuation process that its investments are sold in a principal market to market participants (even if the Fund plans on holding an investment through its maturity) and impairments of the market values or fair market values of its investments, even if unrealized, must be reflected in its financial statements for the applicable period, which could result in significant reductions to the Fund’s net asset value for the period. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions. If the Fund is unable to raise capital or refinance existing debt on acceptable terms, then it may be limited in its ability to make new commitments or to fund existing commitments to its portfolio companies. Significant changes in the capital markets may also affect the pace of the Fund’s investment activity and the potential for liquidity events involving its investments. Thus, the illiquidity of the Fund’s investments may make it difficult for it to sell such investments to access capital if required, and as a result, the Fund could realize significantly less than the value at which it has recorded its investments if it were required to sell them for liquidity purposes.

Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize.

Availability of Investment Opportunities; Competition.    The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with a similar investment objective may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser and its lack of affiliation with the transaction sponsor. There can be no assurance that the Adviser will be able to locate and complete investments which satisfy the Fund’s investment objective or to realize upon their values.

“Covenant-Lite” Obligations Risk.    Some of the obligations, such as loans in which the Fund may invest, or get exposure to through its investments in structured securities, may be “covenant-lite,” which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience delays in enforcing its rights on its holdings of covenant-lite obligations.

Credit Risk.    The Fund is subject to the risk that the issuer or guarantor of an obligation, or the counterparty to a transaction, may fail, or become less able, to make timely payment of interest or principal or otherwise honor its obligations or default completely. The strategies utilized by the Adviser require accurate and detailed credit analysis of issuers, and there can be no assurance that its analysis will be accurate or complete. The Fund may be subject to substantial losses in the event of credit deterioration or bankruptcy of one or more issuers in its portfolio.

Financial strength and solvency of an issuer are the primary factors influencing credit risk. The Fund could lose money if the issuer or guarantor of a debt security is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Adviser may have expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress. In addition, inadequacy of collateral or credit enhancement for a debt obligation may affect its credit risk. Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund.

Credit risk may change over the life of an instrument, and debt obligations which are rated by rating agencies may be subject to downgrade. The credit ratings of debt instruments and obligations represent the rating agencies’ opinions regarding their credit quality and are not a guarantee of future credit performance of such securities. Rating agencies attempt to evaluate the safety of the timely payment of principal and interest (or dividends) and do not evaluate the risks of fluctuations in market value. The ratings assigned to securities by rating agencies do not purport to fully reflect the true risks of an investment. Further, in recent years, many highly-rated structured securities have been subject to substantial losses as the economic assumptions on which their ratings were based proved to be materially inaccurate. A decline in the credit rating of an individual security held by the Fund may have an adverse impact on its price and make it difficult for the Fund to sell it. Ratings represent a rating agency’s opinion regarding the quality of the security and are not a guarantee of quality. Rating agencies might not always change their credit rating on an issuer or security in a timely manner to reflect events that could affect the issuer’s ability to make timely payments on its obligations. Credit risk is typically greater for securities with ratings that are below investment grade (commonly referred to as “junk bonds”). Since the Fund can invest significantly in high-yield investments considered speculative in nature and unsecured investments, this risk may be substantial. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. This risk may also be greater to the extent the Fund uses leverage in connection with the management of the Fund. Changes in the actual or perceived creditworthiness of an issuer, or a downgrade or default affecting any of the Fund’s securities, could affect the Fund’s performance.

Market Risk.    Overall stock and bond market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets. Stocks and bonds involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the security’s intrinsic worth or the manager misgauged that worth. They also may decline in price, even though, in theory, they are already undervalued.

Inflation Risk.    Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. The U.S. and other developed economies have recently begun to experience higher-than normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. In addition, during any periods of rising inflation, the real value of investments and distributions to the Fund would decline, and the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, all of which would tend to further reduce returns to shareholders. Conversely, as inflation declines, the Fund and any CLO in which it invests may not be able to reduce expenses commensurate with any resulting reduction in revenue. In an attempt to stabilize inflation, countries may impose wage and price controls, tighten the monetary supply, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Geopolitical Risk.    The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, climate change or climate related events, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years may result in market volatility and may have long term effects on both the U.S. and global financial markets. For example, the COVID-19 pandemic and restrictive measures taken to contain or mitigate its spread have caused, and are continuing to cause, business shutdowns, or the re-introduction of business shutdowns, cancellations of events and restrictions on travel, significant reductions in demand for certain goods and services, reductions in business activity and financial transactions, supply chain interruptions, labor shortages and overall economic and financial market instability both globally and in the United States. In addition, Russia’s recent military interventions in Ukraine have led to, and may lead to additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of the Fund’s investments, even beyond any direct exposure the Fund may have to Russian issuers or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Prospectus. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment.

Interest Rate Risk.    Investments in investment grade and non-investment grade fixed-income securities that are influenced by interest rates are subject to interest rate risk. Factors that may affect market interest rates include, without limitation, inflation, slow or stagnant economic growth or recession, unemployment, money supply and the monetary policies of the Federal Reserve Board and central banks throughout the world, international disorders and instability in domestic and foreign financial markets. The Federal Reserve Board raised the federal funds rate from 2015 to 2018, but cut the rate to near zero by the end of 2020 to respond to the COVID-19 outbreak. The Federal Reserve Board increased the federal funds rate by 25 basis points in March 2022 and continued to raise rates throughout 2022 and into 2023, and it may further raise the federal funds rate in the future. These developments, along with domestic and international debt and credit concerns, could cause interest rates to be volatile, which may negatively impact our ability to access the capital markets on favorable terms. Interest rate changes may also affect the value of a debt instrument indirectly (especially in the case of fixed rate securities) and directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed-rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments may also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including, among other factors, the index chosen, frequency of reset and reset caps or floors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. In a changing interest rate environment, we may not be able to manage this risk effectively, which in turn could adversely affect our performance.

Collateral Risk.    To the extent a Senior Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Senior Loan. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Senior Loan, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan. An investment may represent an indirect ownership or lien on collateral that may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may, at any point, be worth less than the value of the original investment.

It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such loans.

LIBOR Risk.    Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect the Fund’s credit arrangements and the Fund’s floating rate loans and investment securities. Instruments in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. The underlying collateral of floating rate debt investments in which the Fund invests may pay interest at floating rates based on LIBOR. Derivative instruments utilized by issuers of instruments in which the Fund may invest may also reference LIBOR. On July 27, 2017, the FCA announced that it would phase out LIBOR as a benchmark by the end of 2021. The administrator of LIBOR announced that most LIBOR settings will no longer be published after the end of 2021 and a majority of USD LIBOR settings will no longer be published after June 30, 2023. As an alternative to LIBOR, the Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, recommended replacing U.S. dollar LIBOR with SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. On March 15, 2022, President Biden signed into law the Consolidated Appropriations Act of 2022, which among other things, provides for the use of interest rates based on SOFR in certain contracts currently based on LIBOR and a safe harbor from liability for utilizing SOFR-based interest rates as a replacement for LIBOR. On December 15, 2022, the Federal Reserve adopted a final rule that implements the Adjustable Rate Act (enacted as part of the Consolidated Appropriations Act of 2022) by identifying benchmark rates based on SOFR that will replace

LIBOR in certain financial contracts after June 30, 2023. Abandonment of, or modifications to, LIBOR could lead to significant short-term and long-term uncertainty and market instability. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers the Fund currently owns or may in the future own. In addition, from time to time, the Fund invests in floating rate loans and investment securities whose interest rates are based on LIBOR. If LIBOR ceases to exist, unless adequate fallback provisions are included, the Fund and its underlying obligors will likely need to amend or restructure the Fund’s existing LIBOR-based debt instruments and any related hedging arrangements that extend beyond June 30, 2023, depending on the applicable LIBOR tenor and pending the outcome of the LIBOR administrator’s consultation. Although many LIBOR rates were phased out at the end of 2021, as originally intended, a selection of widely used USD LIBOR rates will continue to be published until June 2023 in order to assist with the transition. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers the Fund currently owns or may in the future own. In addition, from time to time, the Fund invests in floating rate loans and investment securities whose interest rates are based on LIBOR. Such amendments and restructurings may be difficult, costly and time consuming.

The discontinuation of LIBOR could have a significant impact on the Fund’s business. There could be significant operational challenges for the transition away from LIBOR including, but not limited to, amending loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity. Beyond these challenges, the Fund anticipates there may be additional risks to the Fund’s current processes and information systems that will need to be identified and evaluated by us. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on the Fund’s cost of capital and net investment income cannot yet be determined. In addition, the cessation of LIBOR could:

•        Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities and loans that may be included in the Fund’s assets and liabilities;

•        Require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of documentation to modify the terms of investments;

•        Result in inquiries or other actions from regulators in respect of the Fund’s preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

•        Result in disputes, litigation or other actions with the Fund’s underlying obligors (as applicable), or other counterparties, regarding the interpretation and enforceability of provisions in the Fund’s LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

•        Require the transition and/or development of appropriate systems and analytics to effectively transition the Fund’s risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•        Cause us to incur additional costs in relation to any of the above factors.

There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on the Fund’s business, result of operations, and financial condition. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Liquidity Risk.    The Fund’s investments are subject to liquidity risk. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities. When there is little or no active trading market for specific types of securities, such as high-yield obligations and other derivative instruments, it can become more difficult to purchase or sell the securities at or near their perceived value. During such periods, certain investments held by the Fund may be difficult or impossible to purchase or sell at favorable times or prices. As a result, the Fund may have to lower the price on certain securities that it is trying to sell, sell other securities instead or forgo an investment opportunity, any of which could have a negative effect on Fund management or performance. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. An inability to sell a portfolio position can adversely affect the Fund’s NAV or prevent the Fund from being able to take advantage of other investment opportunities. The Fund could lose money if it is unable to dispose of an investment at a time that is most beneficial to the Fund. Judgment plays a greater role in pricing illiquid investments than investments with more active markets.

Bond markets have consistently grown over the years while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased. The market-making capacity of dealers in certain types of securities has been reduced in recent years, in part as a result of structural and regulatory changes, such as fewer proprietary trading desks and increased regulatory capital requirements for broker-dealers. Further, many broker-dealers have reduced their inventory of certain debt securities. This could negatively affect the Fund’s ability to buy or sell debt securities and increase the related volatility and trading costs. Such issues may be exacerbated during periods of economic uncertainty. In such cases, the Fund, due to the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector.

Further, fixed income securities with longer maturities face heightened levels of liquidity risk as compared to fixed income securities with shorter maturities. Many of the Fund’s investments may be illiquid. Illiquid securities may become harder to value, especially in changing markets. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

To the extent consistent with the repurchase liquidity requirement for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limitation in illiquid investments, which may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. At any given time, the Fund’s portfolio may be substantially illiquid. The term “illiquid securities” for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

The Fund may be subject to significant delays in disposing of illiquid securities, which may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments, even under circumstances when the Adviser believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Furthermore, as a result of such potential illiquidity, the Fund may have to sell other investments or engage in borrowing transactions, if necessary, to raise cash to meet its obligations. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.

Lender Liability and Equitable Subordination Risk.    A number of judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (commonly referred to as “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or stockholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder: (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

OID and PIK Interest Risk.    Although the Fund does not expect that a significant portion of its income will be comprised of original issue discount (“OID”), which may include payment-in-kind (“PIK”) interest, the Fund may make investments that include OID and PIK components. To the extent OID and PIK interest income constitute a portion of the Fund’s income, it will be exposed to risks associated with such income being required to be included in an accounting income and taxable income prior to receipt of cash, including the following:

•        OID instruments and PIK securities may have unreliable valuations because the accretion of OID as interest income and the continuing accruals of PIK securities require judgments about their collectability and the collectability of deferred payments and the value of any associated collateral.

•        OID instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

•        For accounting purposes, cash distributions to shareholders that include a component of accreted OID income do not come from paid-in capital, although they may be paid from offering proceeds. Thus, although a distribution of accreted OID income may come from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact.

•        The higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and PIK securities generally represent a significantly higher credit risk than coupon loans.

•        The presence of accreted OID income and PIK interest income create the risk of non-refundable cash payments to the Adviser in the form of incentive fees on income based on non-cash accreted OID income and PIK interest income accruals that may never be realized.

•        Even if the conditions for income accrual under Generally Accepted Accounting Principles (“GAAP”) are satisfied, borrowers could still default when actual payment is due at the maturity of such loan.

•        PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Private Placements Risk.    Certain of the instruments in which the Fund may invest are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered in a private placement pursuant to Section 4(a)(2) of the Securities Act. A private placement involves the sale of securities that have not been registered under the Securities Act or relevant provisions of applicable non-U.S. law to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, restricted securities may not be listed on a national securities exchange and may have no active trading market. They may be more difficult to purchase or sell at an advantageous time or price because such securities may not be readily marketable in broad public markets. The Fund may not be able to sell a Section 4(a)(2) security when the Sub-Advisor considers it desirable to do so and/or may have to sell the security at a lower price than the Fund believes is its fair market value. Although there is a substantial institutional market for Section 4(a)(2) securities, it is not possible to predict exactly how the market for such securities will develop. A Section 4(a)(2) security that was liquid at the time of purchase may subsequently become illiquid. In addition, transaction costs may be higher for restricted securities and the Fund may receive only limited information regarding the issuer of a restricted security, so it may be less able to predict a loss. The Fund may have to bear the expense of registering Section 4(a)(2) securities for resale and the risk of substantial delays in effecting the registration. If, during such a delay, adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed at the time it decided to seek registration of the security.

One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period. Private placements may also raise valuation risks.

BDC Risk.    BDCs may carry risks similar to those of a private equity or venture capital fund. Securities issued by BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. The BDCs held by the Fund may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that a BDC’s common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments. Non-traded and private BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs may trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets. BDCs may face high default rates among the companies in which they invest, and federal securities laws impose restraints upon the organization and operations of BDCs that can limit or negatively impact the performance of a BDC. However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk. Also, BDCs may engage in certain principal and joint transactions that a mutual fund or closed-end fund may not without an exemptive order from the SEC.

Equity Risk.    Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company.

Volatility Risk.    The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund’s NAV per share to experience significant increases or declines in value over short periods of time. Market interest rate changes may also cause the Fund’s NAV per share to experience volatility. This is because the value of an obligation asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular obligation given its individual credit and other characteristics. If market interest rates change, an obligation’s value could be affected to the extent the interest rate paid on that obligation does not rest at the same time.

Issuer and Non-Diversification Risk.    Since the Fund is non-diversified, it may invest a high percentage of its assets in a limited number of issuers. When the Fund invests in a relatively small number of issuers it may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers may also present substantial credit or other risks. Since the Fund is non-diversified, its NAV per share and total return may also fluctuate more or be subject to declines in weaker markets than a diversified fund. Investments in securities of a limited number of issuers exposes the Fund to greater market risk, price volatility and potential losses than if assets were diversified among the securities of a greater number of issuers.

Leveraging Risk.    The Fund’s use of leverage creates the opportunity for increased returns in the Fund, but it also creates special risks. To the extent used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Leverage tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to an asset or class of assets and may cause the Fund’s NAV per share to be volatile.

Any investments of the net proceeds that the Fund obtains from its sources of leverage (including through borrowings, as well as from any future issuance of preferred shares) will be made in accordance with the Fund’s investment objective and policies as described in this Prospectus. Interest or other expenses payable by the Fund with respect to its leverage (or distributions payable with respect to any outstanding preferred shares) will generally be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to shareholders than if the Fund were not so leveraged. If, however, the cost of obtaining leverage rises relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings and the distribution rate on any outstanding preferred shares) could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher return on the Shares, and it may result in losses.

Leverage creates several major types of risks for shareholders, including:

•        the likelihood of greater volatility of the Fund’s NAV per share, and of the investment return to shareholders, than a comparable portfolio without leverage;

•        the possibility either that Share distributions will fall if the interest and other costs of leverage rise, or that distributions paid on Shares will fluctuate because such costs vary over time; and

•        the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the Fund’s NAV per share than if the Fund were not leveraged.

In addition, the counterparties to the Fund’s leveraging transactions will have priority of payment over the Fund’s shareholders.

The fees received by the Adviser are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Adviser has a financial incentive to cause the Fund to use leverage (e.g., borrowings) or to issue preferred shares, which may create a conflict of interest, on the one hand, and the shareholders, on the other hand. The Fund may face additional risks, depending on the type of leverage used.

Illustration.    The following table illustrates the effect of leverage on returns from an investment in shares of the Fund assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $150.0 million in total assets, (ii) a weighted average cost of funds of 5.50%, (iii) $50.0 million in debt outstanding (i.e., assumes that the maximum amount of debt permitted under the 1940 Act minimum asset coverage requirement is outstanding as of December 31, 2022) and (iv) $100.0 million in shareholders’ equity. In order to compute the “Corresponding return to shareholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by our shareholders’ equity to determine the “Corresponding return to shareholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to shareholders	-17.75%	-10.25%	-2.75%	4.75%	12.25%

Similarly, assuming (i) $150.0 million in total assets, (ii) a weighted average cost of funds of 5.50% and (iii) $50.0 million in debt outstanding (i.e., assuming that the maximum amount of debt permitted under the 1940 Act minimum asset coverage requirement is outstanding as of December 31, 2022), the Fund’s assets would need to yield an annual return (net of expenses) of approximately 1.84% in order to cover the annual interest payments on its outstanding debt.

Valuation Risk.    This is the risk that the Fund has valued a security at a price different from the price at which it can be sold. This risk may be especially pronounced for investments that may be illiquid or may become illiquid, and for securities that trade in relatively thin markets and/or markets that experience extreme volatility. The Fund’s ability to value its investments in an accurate and timely manner may be impacted by technological issues and/or errors by third party service providers, such as pricing services or accounting agents. If market conditions make it difficult to value certain investments, the Fund may value these investments using more subjective methods, such as fair-value methodologies. Investors who purchase or tender Shares for repurchase when the Fund is holding fair-valued securities may receive fewer or more Shares, or lower or higher repurchase proceeds, than they would have received if the Fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed income securities and currencies, as applicable, may be materially affected by events after the close of the markets on which they are traded, but before the Fund determines its NAV per share.

Risks Related to Issuance of Preferred Stock:    Preferred stock, which is another form of leverage, has the same risks to the Fund’s common shareholders as borrowings because the dividends on any preferred stock the Fund issues may be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to the Fund’s common shareholders, and preferred shareholders are not subject to any of the Fund’s expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

Service Provider Risk.    The Fund will rely on service providers selected by the Adviser, third party originators or by borrowers to store, transfer, buy, sell, liquidate, record or otherwise service assets. To the extent that a service provider or the technology deployed by a service provider fails to perform these tasks, the Fund’s investments may be adversely affected. These risks could affect the value of a particular investment, including the possible loss of the entire invested amount. An investment may represent an indirect ownership, or lien on collateral which may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may at any point be worth less than the value of the original investment.

Distribution Policy Risk.    All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares.

Cybersecurity and Operational Risk.    The Fund, its service providers, and third-party fund distribution platforms’ and shareholders’ ability to transact with the Fund, may be negatively impacted due to operational risks arising from, among other problems, human errors, systems and technology disruptions or failures, or cybersecurity incidents. Cybersecurity incidents may allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause the Fund or its service providers, as well as the securities trading venues and their service providers, to suffer data corruption or lose operational functionality. A cybersecurity incident could, among other things, result in the loss or theft of customer data or funds, customers or employees being unable to access electronic systems (also known as “denial of services”), loss or theft of proprietary information or corporate data, interference with the Fund’s ability to calculate its NAV per share, impediments to trading, physical damage to a computer or network system, or remediation costs associated with system repairs.

The occurrence of any of these problems could result in a loss of information, regulatory scrutiny, reputational damage and other consequences, any of which could have a material adverse effect on the Fund or its shareholders. The Adviser, through its monitoring and oversight of Fund service providers, endeavors to determine that service providers take appropriate precautions to avoid and mitigate risks that could lead to such problems. While the Adviser has established business continuity plans and risk management systems seeking to address these problems, there are inherent limitations in such plans and systems, and it is not possible for the Adviser, Fund service providers, or third-party fund distribution platforms to identify all of the operational risks that may affect the Fund or to develop processes and controls to completely eliminate or mitigate their occurrence or effects. Most issuers in which the Fund invests are heavily dependent on computers for data storage and operations, and require ready access to the internet to conduct their business. Thus, cybersecurity incidents could also affect issuers of securities in which the Fund invests, leading to significant loss of value.

Reinvestment Risk.    Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on distribution levels, NAV per share and/or overall return of the Shares.

Prepayment Risk.    The Fund is subject to the risk that its investments may be repaid prior to maturity. When this occurs, the Fund will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt representing the Senior Loan being prepaid, and the Fund could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, the Fund’s results of operations could be materially adversely affected if one or more portfolio companies elect to prepay amounts owed to the Fund. Additionally, prepayments, net of prepayment fees, could negatively impact return on equity.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s Distributor (“Independent Trustees”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliates during the past five years, as well as a description of the Board’s committee and leadership structure, are set forth under “Management” in the SAI.

Investment Adviser

Flat Rock Global, LLC (the “Adviser”) is registered as an investment adviser under the Advisers Act. The Adviser was formed on November 28, 2016, and currently operates as a Wyoming limited liability company.

The Adviser is also the investment adviser to Flat Rock Enhanced Income Fund and Flat Rock Opportunity Fund, both of which are closed-end management investment companies that operate as interval funds, and a private fund exempt from registration under the 1940 Act. The Adviser had approximately $550 million of assets under management as of December 31, 2022. Flat Rock Global is controlled by Robert K. Grunewald, the Chairman and Chief Executive Officer of the Board. Mr. Grunewald has over 25 years of experience in registered investment companies, BDCs, middle market finance, private equity and investment banking.

Investment Advisory Agreement

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the Fund’s net assets, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund. A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual report to shareholders for the period ending June 30, 2023.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee paid to the Adviser is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period (the “Advisory Fee”).

In addition to the Advisory Fee, the Adviser in entitled to an incentive fee. The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on our “adjusted capital,” equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment policy), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s Repurchase Program.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•        No incentive fee is payable in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter (or an annualized rate of 6.00%);

•        100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.764%. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 1.764%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.764% in any calendar quarter; and

•        15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.764% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

•        The Adviser may, from time to time, voluntarily waive all or a portion of its management fee and incentive fee, and to the extent necessary, bear other expenses or make payments to the Fund in order to limit net expenses. The waiver is not contractual and may be terminated at any time. Additionally, the waiver is permanent, and any fees waived and/or expenses reimbursed may not be recouped by the Adviser.

Quarterly Incentive Fee Fund’s pre-incentive fee net investment income
(expressed as a percentage of the Fund’s adjusted capital)

These calculations will be appropriately prorated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the current calendar quarter.

Example: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Preferred return(1) = 1.50%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.70625%

Pre-incentive fee net investment income does not exceed the preferred return rate; therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.25%

Preferred return(1) = 1.50%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 1.70625%

Subordinated incentive fee on income = 100% x pre-incentive fee net investment income (subject to “catch-up”) (4)

= 100% x (1.70625% – 1.50%)

= 0.20625%

Pre-incentive fee net investment income exceeds the preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.20625%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.75%

Preferred return(1) = 1.50%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.20625%

Catch up = 100% x pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% x “catch-up” + (15.0% x (pre-incentive fee net investment income – 1.764%))

Catch up = 1.764% – 1.50%

= 0.264%

Subordinated incentive fee on income = (100% x 0.264%) + (15.0% x (2.20625% – 1.764%))

= 0.264% + (15% x 0.44225%)

= 0.264% + 0.0663375% = 0.3303375%

Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.3303375%.

____________

(1)      Represents 6.0% annualized preferred return.

(2)      Represents 1.375% annualized base management fee on average total assets.

(3)      Excludes organization and offering expenses.

(4)      The “catch-up” provision is intended to provide our Adviser with an incentive fee of 15.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.764% in any calendar quarter.

*        The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Fund Expenses

The Fund, either directly or through reimbursement to the Adviser, shall bear all other costs and expenses of its operations and transactions, including (without limitation) fees and expenses relating to: the cost of calculating the net asset value of the Shares, including the cost of any third-party valuation services; the cost of effecting sales and repurchases of the Shares and other securities; management and incentive fees payable to the Adviser pursuant to this Agreement; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; federal, state and local taxes; interest payable on debt, if any, incurred to finance the Fund’s investments; the fees and expenses of any member of the Board who is not an interested person (as defined in the 1940 Act) of the Adviser or a sub-adviser; brokerage commissions for the Fund’s investments; costs of proxy statements, shareholders’ reports and notices; costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs; fees and expenses associated with independent accountants, independent and internal audit, and outside legal costs; and all other offering expenses incurred by the Adviser in performing its obligations.

Portfolio Managers

Robert K. Grunewald has served as portfolio manager since the Fund’s inception. Mr. Grunewald has over 25 years of experience with registered investment companies, middle-market finance, BDCs and asset management. He has served as Chief Executive Officer of the Adviser since 2016, President and Chief Executive Officer of Flat Rock Capital Corp. from 2017 through the closing of the Reorganization with and into the Fund in November 2020, and President and Chief Executive Officer of Flat Rock Opportunity Fund since 2018. Mr. Grunewald has also served as President and Chief Executive Officer of Flat Rock Enhanced Income Fund since its inception in 2022. From 2011 to 2015, Mr. Grunewald served as the President and Chief Investment Officer of Business Development Corp. of America (“BDCA”). During his tenure at BDCA, Mr. Grunewald grew the company from $2.5 million of assets under management to $2.5 billion. Mr. Grunewald also established the firm’s loan management systems as well as their policies and procedures. While at BDCA, Mr. Grunewald also founded AR Capital BDC Income Fund, the first open-end mutual fund dedicated to investing in the BDC sector.

Mr. Grunewald holds an MBA from Georgia State University and a Bachelor of Business Administration from University of Notre Dame.

Shiloh Bates has served as portfolio manager since January 2021. He has served as a Managing Director of Flat Rock Global since May 2018 and Chief Investment Officer of Flat Rock Opportunity Fund since May 2018 and of Flat Rock Enhanced Income Fund since 2022. From 2012 to 2018, Mr. Bates served as a managing director for Business Development Corporation of America and its successor manager, Benefit Street Partners, where he oversaw the firm’s investments in CLOs and publicly traded BDCs and was responsible for structuring the fund’s credit facilities. Prior to this, Mr. Bates was a senior credit analyst at Canaras Capital Management, focusing on leveraged loans and mezzanine CLO structured products. He also was a senior credit analyst at Four Corners Capital Management, managing a portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds.

Mr. Bates received a Master of Statistics from Columbia University, a Master of Financial Mathematics from the University of Chicago, a Master of Public Policy from Harvard University, John F. Kennedy School of Government and a Bachelor of Science from Virginia Tech. He served in the U.S. Army Reserves Special Operations Command as a specialist for six years.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator

ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as administrator of the Fund. Pursuant to the Administrative Services Agreement, the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on its behalf. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV and will oversee the preparation and filing of the Fund’s tax returns, the payment of its expenses and the performance oversight of various third-party service providers.

In accordance with the Administrative Services Agreement, the Administrator will be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears, in connection with providing services to the Fund.

Transfer Agent

DST Systems, Inc., located at 430 W 7th Street, Suite 219238, Kansas City, MO 64105, serves as the Transfer Agent.

Custodian

U.S. Bank, with principal offices at 1555 N. Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as custodian for the securities and cash for the Fund’s portfolio. Under the Custody Agreement, U.S. Bank holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2023, National Financial Services (on behalf of its clients) owned 39.38% of the Fund and TD Ameritrade (on behalf of its clients) owned 27.63% of the Fund.

DETERMINATION OF NET ASSET VALUE

We record our investments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques used to determine fair value are further discussed below. We determine the NAV of our shares daily as of the close of regular trading (normally, 4:00 p.m., Eastern time) on each day that the New York Stock Exchange (“NYSE”) is open for business.

Equity securities for which market quotations are available are generally valued at the last sale price or official closing price on the primary market or exchange on which they trade.

Short-term debt securities having a remaining maturity of 60 days or less when purchased are valued at cost adjusted for amortization of premiums and accretion of discounts, which approximates fair value.

The fair value of securities may be difficult to determine and thus judgment plays a greater role in the valuation process. The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level and supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; and (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, the U.S. Treasury yield curve and credit quality.

We primarily invest directly in Senior Loans (either in the primary or secondary markets). The Fund’s Senior Loans are valued without accrued interest, and accrued interest is reported as income in the Fund’s statement of operations.

Certain of the Senior Loans held by the Fund will be broadly syndicated loans. Broadly syndicated loans will be valued by using readily available market quotations or indicative market quotations provided by an independent, third-party pricing service.

For each Senior Loan held by the Fund, that is either: 1) not a broadly syndicated loan; or 2) is a broadly-syndicated loan but has limited liquidity such that the Adviser determines that readily available or indicative market quotations do not reflect fair value, the Adviser will employ the methodology it deems most appropriate to fair value the Senior Loan. For the period before such a Senior Loan begins providing quarterly financial updates, the Senior Loan’s fair value will usually be listed as the cost at which the Fund purchased the Senior Loan. For all other such Senior Loans, the Adviser will fair value each of these on a quarterly basis after the underlying portfolio company has reported its most recent quarterly financial update. These fair value calculations involve significant professional judgment by the Adviser in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a Senior Loan may differ materially from the value that could be realized upon the sale of the Senior Loan. There is no single standard for determining the fair value of an investment. Accordingly, the methodologies the Adviser may use to fair value the Senior Loan may include: 1) fair values provided by an independent third-party valuation firm; 2) mark-to-model valuation techniques; and 3) matrix pricing.

For each Senior Loan that is either: 1) not a broadly syndicated loan; or 2) is a broadly-syndicated loan but has limited liquidity such that the Adviser determines that readily available or indicative market quotations do not reflect fair value, the Adviser may adjust the value of the Senior Loan between quarterly valuations based on changes in the capital markets. To do this, as a proxy for discount rates and market comparables, the Adviser may look to the Morningstar LSTA U.S. Leveraged Loan 100 Index (the “LSTA Index”). The LSTA Index is an equal value-weighted index designed to track the performance of the largest U.S. leveraged loan facilities. The LSTA Index is comprised of senior secured loans denominated in U.S. dollars that meet certain selection criteria. If there are significant moves in the LSTA Index, the Advisor may adjust the value of the Senior Loan using its discretion.

In addition, the values of the Fund’s Senior Loans may be adjusted daily based on changes to the estimated total return that the asset will generate. The Adviser will monitor these estimates and update them as necessary if macro or individual changes warrant any adjustments.

We may invest in junior debt and equity tranches of CLOs. In valuing such investments, the Adviser considers a number of factors, including: 1) the indicative prices provided by a recognized, independent third-party industry pricing service, and the implied yield of such prices; 2) recent trading prices for specific investments; 3) recent purchases and sales known to the Adviser in similar securities; 4) the indicative prices for specific investments and similar securities provided by the broker who arranges transactions in such CLOs; and 5) the Adviser’s own models. While the use of an independent third-party industry pricing service can be a source for valuing its CLO investments, the Adviser will not use the price provided by a third-party service if it believes that the price does not accurately reflect fair value, and will instead utilize another methodology outlined above to make its own assessment of fair value.

We may invest in BDCs or other investment vehicles that provide exposure to Senior Loans. When valuing BDCs that are publicly-traded, the Adviser will use the daily closing price quoted by the BDC’s respective exchange. When valuing BDCs that are not publicly-traded, as well as other investment vehicles that are not publicly-traded, the Adviser will use the most recently reported net asset value provided by the manager of the respective investment.

All available information, including non-binding indicative bids which may not be considered reliable, typically will be considered by us in making fair value determinations. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases we will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. We will engage third-party valuation firms to provide assistance to the Board in valuing a substantial portion of our investments. We expect to evaluate the impact of such additional information and factor it into its consideration of fair value.

The Board is responsible for fair value determination, and has adopted policies and procedures for assessment and management of valuation risks, establishment and application of fair value methodologies, testing of fair value methodologies, and evaluation of pricing services. Under these procedures, the Board is responsible for the valuation of the Fund’s portfolio investments for which market quotations are not readily available, as determined in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process. The day-to-day implementation of the portfolio valuation process, as set forth in the valuation policies and procedures, is performed by Flat Rock Global, with the oversight and involvement of the Board as required. Additionally, the Board has authorized the use of independent third-party pricing services and independent third-party valuation services to assist in pricing and valuation of the Fund’s portfolio securities.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the accounts managed by the Adviser could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. For example, the Fund may invest in Senior Loans that are held by a CLO where an affiliated fund owns an interest in the equity or junior debt tranche of such CLO. Further, the Fund may invest in the junior debt tranche of a CLO where an affiliated fund owns an equity interest in such CLO. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities, including other investment funds and separately managed accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The Adviser also serves as investment adviser to Flat Rock Enhanced Income Fund and Flat Rock Opportunity Fund, both of which are closed-end investment companies that operate as interval funds that have investment objectives and strategies that overlap with the Fund’s investment objective and strategy. Specifically, Flat Rock Enhanced Income Fund invests primarily in the junior debt tranches of CLOs but may also invest in CLO equity. Flat Rock Opportunity Fund invests primarily in CLO equity, but may also invest in the junior debt tranches of CLOs. To the extent that the Fund competes with Flat Rock Opportunity Fund, Flat Rock Enhanced Income Fund, or other entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies and (2) the requirements of the Advisers Act. The Adviser’s allocation policies are intended to ensure that the Fund may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for the Fund and such other investment funds.

QUARTERLY REPURCHASES OF SHARES

The Fund does not currently intend to list its shares on any securities exchange and do not expect any secondary market for them to develop in the foreseeable future. Therefore, shareholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price. No shareholder will have the right to require the Fund to repurchase such shareholder’s shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the shares, and none is expected to develop in the foreseeable future, shareholders will not be able to liquidate their investment, other than through our Repurchase Program, or, in limited circumstances, as a result of transfers of shares to other investors.

To provide shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase at least 5% of its outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. Quarterly repurchases will occur in the months of January, April, July and October starting in January 2021. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice will be sent to shareholders at least 21 calendar days before the Repurchase Request Deadline, which is ordinarily on the third Friday of the month in which the repurchase occurs. The Fund determines the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund distributes payments to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s shares are not listed on any securities exchange, and no secondary market is expected to develop for the shares. Accordingly, you may not be able to sell shares when and/or in the amount that you desire. Thus, the shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject it and shareholders to special risks.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be at least 5% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call the Fund at (307) 500-5200 to learn the NAV. The Repurchase Offer Notice also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of its outstanding shares on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

For additional information about the Fund’s quarterly repurchase offers, see “Quarterly Repurchases of Shares” in the SAI.

DISTRIBUTION POLICY

Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to authorize and declare ordinary cash distributions on a monthly basis and to pay such distributions on a monthly basis. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to it for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

The Fund intends to make a distribution each month to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time.

To the extent that any portion of the Fund’s monthly distributions is considered a return of capital to shareholders, such portion would not be considered dividends for U.S. federal income tax purposes and would represent a return of the amounts that such shareholders invested. Although such return of capital distributions are not currently taxable to shareholders, such distributions will have the effect of lowering a shareholder’s tax basis in such shares, and could result in a higher tax liability when the shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to us and our shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in us and, over time, increase our expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain.

Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to shareholders subject to IRS reporting. The Fund’s ordinary distributions may exceed its earnings, especially during the period before it has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to shareholders using proceeds it receives from its distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the “Certain U.S. Federal Income Tax Matters” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will be able to avoid excise taxes or achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, it will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of its borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to shareholders.

The Board reserves the right to change its distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a distribution reinvestment policy administered by DST Systems, Inc. (the “Transfer Agent”). Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Transfer Agent in writing at P.O. Box 219238, Kansas City, Missouri 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the distribution or the shareholder will receive such distribution in shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized newly issued shares from the Fund. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by our NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Transfer Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable under the distribution reinvestment policy for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Certain U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Transfer Agent at P.O. Box 219238, Kansas City, Missouri 64121. Certain transactions can be performed by calling the toll-free number (844) 292-0365.

CERTAIN U.S. FEDERAL INCOME TAX MATTERS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in the Fund’s shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the Fund has not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold their shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” generally is a beneficial owner of the Shares who is for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•        a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” generally is a beneficial owner of shares that is neither a U.S. shareholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding shares should consult with the shareholder’s tax advisers with respect to the purchase, ownership and disposition of the shares.

Tax matters are complex and the tax consequences to an investor of an investment in shares will depend on the facts of the shareholder’s particular situation. The Fund encourages all investors to consult their respective tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

The Fund has elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to U.S. federal income tax on any income that the Fund timely distributes to its shareholders from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If the Fund (i) qualifies as a RIC and (ii) satisfies the Annual Distribution Requirement then the Fund will not be subject to U.S. federal income tax on the portion of the Fund’s income distributed (or deemed distributed) to shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its shareholders. The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes, in a timely manner, an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax.

The Fund may pay “spillover dividends” during a given year, which represent ordinary income and/or capital gains from the previous fiscal year that were not distributed by the end of that year. The Fund would be subject to U.S. federal income tax with respect to the ordinary income and/or capital gains that were not distributed by the end of the prior year and may be subject to the 4% U.S. federal excise tax, if the spillover dividend exceeds the thresholds described above. These spillover dividends are counted in the prior year for purposes of satisfying the Annual Distribution Requirement, however, they are not counted in the prior year as distributed income for purposes of determining whether the Fund is subject to U.S. federal income tax or the 4% U.S. federal excise tax. If the Fund chooses to pay a spillover dividend, the Fund will be subject to U.S. federal income tax and may incur the 4% U.S. federal excise tax with respect to such distribution.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•        derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the 90% Income Test); and

•        diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets and more than 10% of the outstanding voting securities of the issuer; and

•        no more than 25% of the value of the Fund’s assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) the securities of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to the Fund’s shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received all of the corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may have to sell some of the Fund’s investments at times or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

If the Fund has to borrow funds or sell assets in order to satisfy the annual Distribution Requirements, the Fund may fail to meet the Diversification Tests and the 1940 Act prohibition on making distributions while debt obligations and senior securities are outstanding, unless certain “asset coverage” tests are met. Further, if the Fund disposes of assets in order to meet the Annual Distribution Requirement or to avoid the imposition of the 4% U.S. federal excise tax, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by the Fund to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. It is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for these shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

The Fund may retain some or all of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. shareholder will be required to include the shareholder’s share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to the shareholder’s allocable share of the tax paid thereon by the Fund. Because the Fund expects to pay tax on any retained capital gains at the Fund’s regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax the shareholders owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s adjusted tax basis for the shareholder’s shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to the Fund’s shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of the Fund’s investment company taxable income as a “deemed distribution.”

The Fund does not expect that special share distributions that the Fund pays ratably to all investors from time to time, if any, will be taxable. However, in the future, the Fund may distribute taxable dividends that are payable in cash or shares at the election of each shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of shareholders are treated as taxable dividends whether a shareholder elects to receive cash or shares. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many shareholders elect to receive such shareholders’ distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of the shareholder’s distribution in shares. If the Fund decides to make any distributions consistent with these rulings that are payable in part in shares, taxable shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, shares, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. shareholder sells the shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the shares at the time of the sale.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. shareholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of that shareholder’s investment.

A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of the shareholder’s shares. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held these shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of the Fund’s shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of the shares may be disallowed if other shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in the shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses).

Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code.

If the Fund is not a publicly offered RIC for any period, a non-corporate shareholder’s pro rata portion of the Fund’s affected expenses, including the Fund’s management fees, will be treated as an additional dividend to the shareholder. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While the Fund anticipates that it will constitute a publicly offered RIC for the Fund’s first tax year, there can be no assurance that the Fund will in fact so qualify for any of the Fund’s taxable years.

The Fund will send to each of the Fund’s U.S. shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the current 20% maximum rate). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or backup withholding from all distributions to any non-corporate U.S. shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally the shareholder’s social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of non-U.S. Shareholders

Whether an investment in the shares is appropriate for a non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their respective tax advisers before investing in the shares. Distributions of the Fund’s investment company taxable income to non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, the Fund will not be required to withhold U.S. federal tax if the non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.

For distributions made to non-U.S. shareholders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to the Fund’s shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied.

Actual or deemed distributions of the Fund’s net capital gains to a non-U.S. shareholder, and gains realized by a non-U.S. shareholder upon the sale of the Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States or (ii) such non-U.S. shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

If the Fund distributes the Fund’s net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of the Fund’s shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a non-U.S. shareholder.

A non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN-E or IRS Form W-8BEN (or an acceptable substitute form) establishing that the shareholder is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends, the U.S. Department of the Treasury has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a non-U.S. shareholder and the status of the intermediaries through which they hold their shares, non-U.S. shareholders could be subject to this 30% withholding tax with respect to distributions on their Shares. Shareholders may be requested to provide additional information to us to enable us to determine whether withholding is required, such as an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable series W-8.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If the Fund is unable to qualify for treatment as a RIC, the Fund will be subject to tax on all of the Fund’s taxable income at regular corporate rates, regardless of whether the Fund makes any distributions to the Fund’s shareholders. Distributions would not be required, and any distributions would be taxable to the Fund’s shareholders as ordinary dividend income. Subject to certain limitations in the Code, such distributions would be eligible for the current 20% maximum rate to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing federal income tax law. Shareholders should recognize that the federal income tax treatment of an investment in the Fund may be modified at any time by legislative, judicial, or administrative action. Any such changes may have a retroactive effect with respect to existing transactions and investments and may modify the statements made above. In particular, the Tax Act includes sweeping changes to U.S. tax laws and represents the most significant changes to the Code since 1986. Shareholders are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the Tax Act, on their investment in the Shares.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. SHAREHOLDERS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on June 11, 2020.

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest, par value $0.001 per share. There is currently no market for our shares and we do not expect that a market for our shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and therefore generally will not be personally liable for our debts or obligations.

Shares

Under the terms of the Declaration of Trust, all shares, when consideration for shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of shareholders. The Fund only expects to hold shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of shareholders.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than common shares of beneficial interest (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred shares and before any distribution is made with respect to the shares and before any purchase of shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.

Effective September 30, 2021, the Fund amended its Amended and Restated Agreement and Declaration of Trust (as it may be amended from time to time, the “Declaration of Trust”) to establish a series of preferred stock, the 4.00% Series A Cumulative Preferred Shares due 2026, par value $0.001 per share (the “Series A Preferred Stock”), to authorize an unlimited number of shares and to authorize the issuance of up to 1,000 shares of Series A Preferred Stock. On September 30, 2021, the Fund completed a private offering of shares of its Series A Preferred Stock, pursuant to which the Fund sold 1,000 shares of Series A Preferred Stock to a single institutional investor at an offering price of $9,800 per share, totaling $9,800,000 in total proceeds. Effective January 28, 2022, the Fund supplemented its Declaration of Trust to establish a series of preferred stock, the 4.50% Series B Cumulative Term Preferred Shares due 2025, par value $0.001 per share (the “Series B Preferred Stock”), to authorize an unlimited number of shares and to approve the issuance of up to 1,000 shares of Series B Preferred Stock. On January 28, 2022, the Fund completed a private offering of shares of its preferred stock, pursuant to which the Fund sold 1,000 shares of Series B Preferred Stock to a single institutional investor at an offering price of $9,800 per share, totaling $9,800,000 in gross proceeds.

The following table shows the amounts of the Fund’s shares that have been authorized and are outstanding as of April 1, 2023:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Excluding Amount Shown Under (3)
Shares of beneficial interest	Unlimited	None	9,222,126
4.00% Series A Term Preferred Stock Due 2026	Unlimited	None	1,000
4.50% Series B Term Preferred Stock Due 2025	Unlimited	None	1,000

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with the Adviser. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by shareholders, any such Trustees will be elected by a plurality of all shares voted at a meeting of shareholders at which a quorum is present.

If preferred shares are outstanding, two trustees shall be elected exclusively by the preferred shareholders, unless the preferred shareholders waive this right.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) by action of a majority of the then Trustees at a duly constituted meeting, with or without cause. Shareholders shall have the power to remove a Trustee with or without cause.

Action by Shareholders

The Declaration of Trust provides that shareholder action can be taken only at a meeting of shareholders or by written consent in lieu of a meeting signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the shareholders with respect to any matter submitted to a vote of the shareholders.

Amendment of Declaration of Trust and Bylaws

Pursuant to the Declaration of Trust, all material amendments to the Declaration of Trust require the affirmative vote of the holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that shares shall not entitle shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

Liability of Shareholders

Shareholders in the Fund will be shareholders of a Delaware statutory trust as provided under Delaware law. Under Delaware law and the Agreement and Declaration of Trust, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a shareholder, except that the Investor may be obligated to repay any funds wrongfully distributed to the shareholder.

Duty of Care of the Board and the Adviser

The Agreement and Declaration of Trust provides that none of the Trustees, officers or the Adviser (including certain of the Adviser’s affiliates, among others) shall be liable to the Fund or any of the shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and officers by the Fund, but not by the shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any shareholder for contributions by such shareholder to the capital of the Fund or by reason of any change in the U.S. federal or state income tax laws applicable to the Fund or its shareholders. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Term, Dissolution and Liquidation

Unless dissolved as provided in the Agreement and Declaration of Trust, the Fund shall have perpetual existence. The Fund may be dissolved at any time by vote of a majority of the shares of the Fund entitled to vote on the matter. Upon dissolution of the Fund, the Trustees shall pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund but for which the identity of the claimant is unknown. If there are sufficient assets held, such claims and obligations shall be paid in full and any such provisions for payment shall be made in full. If there are insufficient assets held with respect to the Fund, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets (including without limitation, cash, securities or any combination thereof) held with respect to the Fund shall be distributed to the shareholders of, ratably according to the number of Shares held by the several shareholders on the record date for such dissolution distribution.

Conversion to an Open-End Investment Company

The Board may recommend conversion to an open-end investment company, but any conversion must be approved by the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with or without cause by action of a majority of the then Trustees at a duly constituted meeting; or (ii) with or without cause by the affirmative vote of the majority of votes cast at a shareholders’ meeting at which a quorum is present. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc. (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor is an affiliate of the Fund’s Administrator.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business on the days the Fund calculates NAV, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Flat Rock Core Income Fund to:

P.O. Box 219238

Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (844) 292-0365 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Program — Subsequent Investments

You may participate in the Fund’s automatic investment program, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments on specified days of each month into your established Fund account. Please contact the Fund at (844) 292-0365 for more information about the Fund’s automatic investment program.

By Telephone

Investors may purchase additional shares of the Fund by calling (844) 292-0365. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each subscription agreement. As requested on the subscription agreement, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call at (844) 292-0365 for additional assistance.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

LEGAL MATTERS

Eversheds Sutherland (US) LLP, located at 700 Sixth Street, NW, Suite 700, Washington, D.C. 20001, serves as the Fund’s legal counsel. Certain legal matters regarding the validity of the shares offered hereby has been passed upon for the Fund by Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, Delaware 19801.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. (“Cohen”) is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements. Cohen is located at 1350 Euclid Ave, Suite 800, Cleveland, OH 44115.

ADDITIONAL INFORMATION

Reports to Shareholders

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call (844) 292-0365 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

Other Information

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file nos.: 333-240039; 811-23579). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

PRIVACY NOTICE	Rev. October 2020
FACTS	WHAT DOES FLAT ROCK CORE INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	Social Security number Assets Retirement Assets Transaction History Checking Account Information	Purchase History Account Balances Account Transactions Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Flat Rock Core Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Flat Rock Core Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

QUESTIONS?	Call (307) 500-5200
WHO WE ARE
Who is providing this notice?	Flat Rock Core Income Fund
WHAT WE DO
How does Flat Rock Core Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Flat Rock Core Income Fund collect my personal information?

We collect your personal information, for example, when you

•   Open an account

•   Provide account information

•   Give us your contact information

•   Make deposits or withdrawals from your account

•   Make a wire transfer

•   Tell us where to send the money

•   Tells us who receives the money

•   Show your government-issued ID

•   Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•   Sharing for affiliates’ everyday business purposes — information about your creditworthiness

•   Affiliates from using your information to market to you

•   Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.
DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Flat Rock Core Income Fund does not share with our affiliates for marketing purposes.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Flat Rock Core Income Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Flat Rock Core Income Fund doesn’t jointly market.

PROSPECTUS

FLAT ROCK CORE INCOME FUND

Common Shares of Beneficial Interest

_______________________________________

April 28, 2023

Flat Rock Global, LLC

Investment Adviser

_______________________________________

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
April 28, 2023

FLAT ROCK CORE INCOME FUND

Principal Executive Offices
680 S Cache Street, Suite 100
P.O. Box 7403
Jackson, WY 83001
(307) 500-5200

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Flat Rock Core Income Fund (the “Fund”), dated April 28, 2023 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (844) 292-0365 or by visiting the Fund’s website at www.flatrockglobal.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov.

S-i

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund. The Fund was organized as a Delaware statutory trust on June 11, 2020. The Fund’s principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, and its telephone number is (307) 500-5200. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund engages in a continuous offering of its shares, sold through its Prospectus. The Fund’s Board of Trustees (the “Board” or “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

Predecessor Fund.    Flat Rock Capital Corp. (the “Predecessor Fund”), was a Maryland corporation that was an externally managed, non-diversified, closed-end investment company that elected to be regulated as a BDC under the 1940 Act. The Predecessor Fund was reorganized into the Fund on November 20, 2020, immediately prior to the date the Fund commenced operations (the “Reorganization”). Upon completion of the Reorganization, the Fund acquired the assets and adopted the performance history of the Predecessor Fund. The investment objective, investment strategies, and limitations of the Fund are identical in all material respects to those of the Predecessor Fund.

Flat Rock Global, LLC (the “Adviser”) serves as the Fund’s investment adviser.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE,
POLICIES, INVESTMENT STRATEGIES AND RISKS

Investment Objective

The Fund’s investment objective is the preservation of capital while generating current income from its debt investments and seeking to maximize the portfolio’s total return.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less.

(1)    The Fund may not borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any).

(2)    The Fund may not issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)    The Fund may not purchase securities on margin, except the Fund may (a) obtain such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities; (b) enter into repurchase or reverse repurchase agreements (and purchase securities using the proceeds of such transactions) and (c) pay or transfer margin or collateral in connection with engaging in transactions in derivatives.

(4)    The Fund may not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)    The Fund may not invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6)    The Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)    The Fund may not make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities or other investments in accordance with its investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)    The Fund will purchase or sell real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investments in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(9)    The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies.    The Fund has not adopted any non-fundamental policies.

Additional Information About Principal and Non-Principal Investment Strategies and Risks

Non-Principal Investment Strategies and Risks

Depositary Receipts.    The Fund may invest in American Depositary Receipts, as well as other “hybrid” forms of American Depositary Receipts, including European Depositary Receipts and Global Depositary Receipts. American Depositary Receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding distributions and interest and corporate actions. American Depositary Receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, American Depositary Receipts continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

Foreign Securities.    The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Money Market Instruments.    The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a private investment fund in which the Fund invests, including but not limited to private debt funds and private real estate funds managed by unaffiliated institutional asset managers, or a public investment fund in which the Fund invests managed by unaffiliated institutional asset managers, may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Other Investment Companies.    The Fund may invest in registered investment companies (also referred to as “Underlying Funds”), which consist of open-end funds (mutual funds), closed-end funds, business development companies and exchange traded funds. Section 12(d)(1) of the 1940 Act provides that the Fund may not: (1) purchase more than 3% of a registered investment company’s outstanding shares (the “3% Limit”); (2) invest more than 5% of the Fund’s assets in any single such investment company (the “5% Limit”), or (3) invest more than 10% of the Fund’s assets in investment companies overall (the “10% Limit”), unless the Fund can rely on statutory exemptions from the 5% and 10% limits, including the exemptions under Section 12(d)(1)(F), and accompanying Rule 12d1-3, or the Underlying Fund and the Fund take appropriate steps to comply with Rule 12d1-4, which requires, among other items, that the Underlying Fund and Fund enter into a Fund of Funds Investment Agreement.

Restricted and Illiquid Securities.    The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Special Situations.    The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Equity Securities.    In addition to common stocks, the Fund may invest in equity securities, including preferred stocks, convertible securities, warrants and depository receipts.

Preferred Stock.    Preferred stock has a preference over common stock in liquidation (and generally distributions as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed distribution rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to credit securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior credit security with similar stated yield characteristics. Unlike interest payments on credit securities, preferred stock distributions are payable only if declared by the board of directors or equivalent body. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities.    A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the distribution paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Cash Equivalents and Short-Term Debt Securities.    For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1)    U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any shareholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so;

(2)    Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC; and

(3)    Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

When-Issued and Forward Commitment Securities.    The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its NAV per share.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e. T+7 for par loans and T+20 for distressed loans, in other words, more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement pro-rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Reverse Repurchase Agreements.    The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements.    The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Short Sales.    The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for purposes of financing and risk management and to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

MANAGEMENT OF THE FUND

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board consists of four trustees, three of whom are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of our company or of the Adviser and are “independent” as determined by the Board. We refer to these individuals as our Independent Trustees. The Board elects our executive officers, who serve at the discretion of the Board.

Board of Trustees

Under our Declaration of Trust, each trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. The Fund does not intend to hold annual meetings of its shareholders.

Trustees and Officers

We have divided the trustees into two groups — Interested Trustees and Independent Trustees. The address for each Trustee is c/o Flat Rock Core Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, unless otherwise noted. Information regarding the members of the Board is as follows:

Interested Trustee

Name and Year of Birth	Position(s) Held with Fund; Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships Held in the Past 5 Years
Robert K. Grunewald* (1964)	President, Chief Executive Officer and Trustee, Since 2020	Chief Executive Officer, Founder, Flat Rock Global LLC (2016 to Present); President and Chief Executive Officer of Flat Rock Opportunity Fund (2018 to present); President and Chief Executive Officer of Flat Rock Enhanced Income Fund (2022 to present); President and Chief Executive Officer of Flat Rock Capital Corp. (2017 to 2020); President and Chief Investment Officer, Business Development Corporation of America (a BDC) (2011 to 2015)	3	Flat Rock Opportunity Fund; Flat Rock Enhanced Income Fund; Flat Rock Capital Corp.

____________

*        Mr. Grunewald is an interested person of the Fund (as defined in the 1940 Act) (an “Interested Trustee”) because of his position with Flat Rock Global

(1)      Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

(2)      The term “Fund Complex” includes the Fund, Flat Rock Enhanced Income Fund and Flat Rock Opportunity Fund.

Independent Trustees

Name and Year of Birth	Position(s) Held with Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held in the Past 5 Years
R. Scott Coolidge (1955)	Trustee, Since 2020	Partner at Human Capital Advisors (Since 2015); Senior Vice President and Vice President, Freddie Mac (2003 – 2015).	3	Flat Rock Opportunity Fund; Flat Rock Enhanced Income Fund; Flat Rock Capital Corp.
Marshall H. Durston (1959)	Trustee, Since 2020	Managing Director, Spaulding & Slye Investments (wholly owned subsidiary of Jones Lang LaSalle (2010 – 2023)	3	Flat Rock Opportunity Fund; Flat Rock Enhanced Income Fund; Flat Rock Capital Corp.
Paul E. Finnen (1958)	Trustee, Since 2020	Owner, Paul E. Finnen & Associates (a Real Estate Appraisal company) (1985 to Present)	2	Flat Rock Enhanced Income Fund

____________

(1)      Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

(2)      The term “Fund Complex” includes the Fund, Flat Rock Enhanced Income Fund and Flat Rock Opportunity Fund.

Officers Who Are Not Trustees

Information regarding our officers who are not trustees is as follows. The address for each officer is c/o Flat Rock Enhanced Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, unless otherwise noted.

Name and Year of Birth	Position(s) Held with Fund; Term of Office(1)** and Length of Time Served	Principal Occupation(s) During Past 5 Years
Ryan Ripp (1987)	Chief Financial Officer, Treasurer and Secretary Since 2021

Chief Financial Officer of Flat Rock Global, LLC and Flat Rock Opportunity Fund (2021 to Present); Chief Financial Officer of Flat Rock Enhanced Income Fund (2022 to Present); Chief Compliance Officer of Flat Rock Global, LLC, Flat Rock Opportunity Fund and Flat Rock Core Income Fund (2021-2022); Consultant, Boston Consulting Group (2020 to 2021); Associate, McKinsey & Company (2017 to 2020); Senior Associate, Equity Research, Citi (2014 to 2016)

Andy Chica (1984) P.O. Box 847 Morrisville, NC 27560	Chief Compliance Officer Since 2022

Chief Compliance Officer of Flat Rock Opportunity Fund, Flat Rock Enhanced Income Fund and Flat Rock Global, LLC (since 2022); Principal, NexTier Solutions (since 2022); Chief Compliance Officer and Compliance Director, Cipperman Compliance Services, LLC (2019 to 2022); Chief Compliance Officer, Hatteras Funds (2007 to 2019).

____________

(1)      Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

Biographical Information

The following is information concerning the business experience of the Board and officers. The Board believes that, collectively, the trustees have balanced and diverse experience, qualifications, attributes and skills, which allow our Board to operate effectively in governing the Fund and protecting the interests of its shareholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each trustee considered by the Board.

Interested Trustee

Robert K. Grunewald.    Robert K. Grunewald has served as our Chief Executive Officer and a member of our Board of Trustees since inception. Mr. Grunewald has also served as President, Chief Executive Officer and Chairman of the Board of Flat Rock Opportunity Fund and Flat Rock Enhanced Income Fund since each fund’s inception and Flat Rock Capital Corp. from its inception through the Reorganization with and into the Fund in November 2020. In addition, Mr. Grunewald serves as Chief Executive Officer of the Adviser since its inception. Mr. Grunewald previously served as the President and Chief Investment Officer of Business Development Corp. of America (BDCA). During his tenure at BDCA, Mr. Grunewald grew the company from $2.5 million of assets under management to $2.5 billion. Mr. Grunewald also established the firm’s loan management systems as well as their policies and procedures. While at BDCA, Mr. Grunewald also founded AR Capital BDC Income Fund, the first open-end mutual fund dedicated to investing in the BDC sector.

Mr. Grunewald has over 25 years of experience registered investment companies, with middle-market finance, BDCs and asset management. Within the finance industry, he has participated as a lender, investment banker, M&A advisor, private equity investor and hedge fund manager. As head of Financial Services M&A at NationsBank/Montgomery Securities from 1992 through 1997, Mr. Grunewald and his team completed numerous assignments for clients throughout the specialty finance industry. In 1997, Mr. Grunewald was recruited to lead the Specialty Finance Investment Banking Practice at what became Wachovia Securities. At Wachovia, Mr. Grunewald managed a number of high profile transactions, including initial public offerings and secondary offerings for some of the largest publicly-traded BDCs and finance companies including Capital Source, Ares Capital, American Capital Strategies, Allied Capital, and Gladstone Capital.

In 2006, Mr. Grunewald joined ACAS, a publicly-traded BDC and global asset manager. As head of the Financial Services Investment Practice from 2006 through 2009, Mr. Grunewald and his team focused on investment activity in the specialty finance, insurance, and asset management sectors. While at ACAS he founded two highly successful financial services companies: Core Financial Holdings, a diversified commercial finance company and asset based lender, and American Capital Agency Corporation (NASDAQ: “AGNC”), a publicly traded mortgage REIT.

Mr. Grunewald holds an MBA from Georgia State University and a Bachelor of Business Administration from University of Notre Dame.

Independent Trustees

R. Scott Coolidge.    Mr. Coolidge has served on the Fund’s board of trustees since 2020 and was previously a member of Flat Rock Capital Corp.’s board of directors from its inception in 2017. Mr. Coolidge is also a trustee of Flat Rock Opportunity Fund and Flat Rock Enhanced Income Fund. Mr. Coolidge has been a Partner at Human Capital Advisors, a company that provides human resource consulting services to corporations and boards of directors, since 2015. Prior to joining Human Capital Advisors, Mr. Coolidge served at Freddie Mac from 2003 through 2015 as a Senior Vice President and Vice President, providing strategic leadership in all dimensions of human resources including talent management, and setting compensation and benefit strategy. From 1993 through 2003, Mr. Coolidge was a Partner or Principal at Towers Perin managing the firm’s executive and employee compensation practices in the Southeast Region.

Mr. Coolidge holds a Certificate in Leadership Coaching from Georgetown University and a Bachelor of Arts from Harvard University.

The Fund believes that Mr. Coolidge’s experience in strategic leadership and ability to develop and execute mission critical human resource initiatives, change management and strategic communications has provided Mr. Coolidge with the experience, skills and attributes necessary to effectively carry out the duties and responsibilities of a trustee and that Mr. Coolidge is a highly qualified member of the Fund’s board of trustees.

Marshall H. Durston.    Mr. Durston has served on the Fund’s board of trustees since 2020 and was previously a member of Flat Rock Capital Corp.’s board of directors from August 2020. Mr. Durston is also a trustee of Flat Rock Opportunity Fund and Flat Rock Enhanced Income Fund. From 2010 until his retirement in 2023, Mr. Durston served as Managing Director of Spaulding & Slye Investments, a wholly owned subsidiary of Jones Lang LaSalle (“JLL”). In his capacity as Managing Director, he was responsible for the performance of a portfolio of properties valued at approximately $1 billion. From 2006 to 2010, prior to the acquisition of Spaulding and Slye Investments by JLL, he served as President of Spaulding& Slye Investments, and between 1983 and 2006 he served in various roles within the company, including Regional Director of the Mid-Atlantic Region and Chief Investment Officer.

Mr. Durston holds a B.A. in Economics from Dennison University. Mr. Durston also sits on the Board of Trustees of New Hope Housing, and the Bucknell University Advisory Board and Career Development Committee.

The Fund believes that Mr. Durston’s leadership positions at JLL and his experience in capital markets and investing activities has provided him with the experience, skills and attributes necessary to effectively carry out the duties and responsibilities of a trustee and that Mr. Durston is a highly qualified member of the Fund’s board of trustees.

Paul E. Finnen.    Mr. Finnen has served on the Fund’s board of trustees since 2020. Mr. Finnen also serves as a trustee of Flat Rock Enhanced Income Fund. He is the founder and owner of Paul E. Finnen & Associates, a real estate appraisal and consulting firm founded in 1985 located in Charlotte, North Carolina. Mr. Finnen has decades of experience in real estate investing, appraisal and consulting. He serves (or has served on) several non-profit boards, including the Men’s Shelter of Charlotte, Emergency Winter Shelter, Charlotte Family Housing, Commonwealth Charlotte and Beds for Kids. Paul holds an MBA from Wake Forest University.

The Fund believes that Mr. Finnen’s extensive experience as a business owner and his service on multiple boards has provided him with the experience, skills and attributes necessary to effectively carry out the duties and responsibilities of a trustee, and that Mr. Finnen is a highly qualified member of the Fund’s board of trustees.

Officers Who are not Trustees

Ryan Ripp.    Mr. Ripp has served as Chief Financial Officer of the Fund since January 2021. Mr. Ripp has also served as Chief Financial Officer of both Flat Rock Opportunity Fund and Flat Rock Global, LLC since January 2021, and of Flat Rock Enhanced Income Fund since 2022. Mr. Ripp also served as Chief Compliance Officer of the Fund, Flat Rock Opportunity Fund and Flat Rock Global LLC from 2021 to 2022. Before joining Flat Rock Global, LLC, he was a consultant at McKinsey & Company and the Boston Consulting Group. He focused his work in the firms’ Corporate Finance & Strategy practices, where he advised clients on topics including operating model transformation for corporate finance organizations, zero-based budgeting, and M&A due diligence and integration. Previously, he worked as a Senior Associate within the equity research departments at Citi and Barclays, where he covered the TMT sector. He began his career as an investment banking analyst at Crédit Agricole in their Securitized Products group. Ryan earned his MBA, with honors, from Columbia Business School and his Bachelors in Finance from the University of Notre Dame. He is a CFA charterholder.

Andy Chica.    Mr. Chica has served as Chief Compliance Officer of the Fund since May 2022. He also has served as Chief Compliance Officer of Flat Rock Opportunity Fund, Flat Rock Enhanced Income Fund, and Flat Rock Global, LLC since May 2022. Mr. Chica is a Principal of NexTier Solutions and is responsible for the growth and development of the outsourced Chief Compliance Officer solution service offering. Mr. Chica has over 20 years of experience in the financial services industry working in dedicated compliance roles for asset managers and registered funds. From 2019 until he joined NexTier Solutions in January 2022, Mr. Chica was the Director of Compliance at a compliance consulting firm where he was responsible for serving over 15 clients with over 9 separate CCO engagements. Prior to serving as an outsourced CCO, Mr. Chica served as in-house Chief Compliance Officer of Hatteras Investment Partners from 2007 to 2019 where he was also a partner and member of the firm’s Executive Management Committee.

Prior to his role at Hatteras, Mr. Chica was the Compliance Director for UMB Fund Services, Inc., and Vice President of Compliance with U.S. Bank Global Fund Services. Mr. Chica is a graduate of the University of Notre Dame with a BBA in Accounting.

Committees of the Board of Trustees

The Board currently has two committees: an audit committee and a nominating and corporate governance committee.

Audit Committee.    The audit committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence, qualifications and performance of our registered public accounting firm, and the performance of our internal audit function. The audit committee’s responsibilities include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing our financial statements and periodic reports. The audit committee also establishes guidelines and makes recommendations to the Board regarding the valuation of our investments. The audit committee is responsible for aiding the Board in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The current members of the audit committee are Mr. Durston, Mr. Coolidge and Mr. Finnen. The Board has elected Mr. Durston as the chair of the audit committee. The Board has determined that Mr. Durston qualifies as an “audit committee financial expert” as defined in Form N-CSR. Each of the members of the audit committee is not an “interested person,” as such term is defined in Section 2(a) (19) of the 1940 Act, of the Fund or of the Adviser. The audit committee of the Fund met 4 times during the year ended December 31, 2022.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for selecting, researching, and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and our management. Our nominating and corporate governance committee will consider shareholders’ proposed nominations for trustees. The current members of the nominating and corporate governance committee are Mr. Coolidge, Mr. Durston and Mr. Finnen, each of whom are considered independent for purposes of the 1940 Act. Mr. Coolidge serves as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee of the Fund did not meet during the year ended December 31, 2022.

Compensation of Trustees

The Fund pays each independent trustee an annual fee of $5,000 in the form of shares of the Fund payable annually in connection with their service on the Board. In addition, the Fund will reimburse the independent trustees for all expenses incurred in connection with their service on the Board, including expenses associated with attending Board meetings in person. In addition, we purchase trustees’ and officers’ liability insurance on behalf of our trustees and officers.

We do not pay compensation to our trustees who also serve in an executive officer or interested trustee capacity.

For the fiscal year ended December 31, 2022, the trustees were compensated as follows:

Name	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Trustees
Robert K. Grunewald	None	None	None	None
R. Scott Coolidge	$5,000	None	None	$10,000
Marshall H. Durston	$5,000	None	None	$10,000
Paul E. Finnen	$5,000	None	None	$5,000

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser, pursuant to the terms of the Investment Advisory Agreement. Our day-to-day investment operations are managed by the Adviser. In addition, we may reimburse the Adviser for any such costs and expenses which have been paid by the Adviser on our behalf.

Compensation of Officers

None of our officers who are also employees of Flat Rock Global will receive direct compensation from us. To the extent that we outsource any of our officer functions, we will pay the fees associated with such functions on a direct basis.

Trustee Beneficial Ownership of Shares

The table below shows the dollar range of securities of the Fund beneficially owned by each Trustee as of December 31, 2022.

Name of Trustee	Dollar Range of Equity Securities in the Fund(2)(3)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies(4)
Interested Trustees
Robert K. Grunewald	Over $100,000	Over $100,000

Independent Trustees
R. Scott Coolidge	$10,001 – $50,000	$10,001 – $50,000
Marshall H. Durston	$10,001 – $50,000	$10,001 – $50,000
Paul E. Finnen	$10,001 – $50,000	$10,001 – $50,000

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000.

(2)      Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(3)      The dollar range of equity beneficially owned is based on the offering price as of April 1, 2023 of $20.11 per share.

(4)      The family of investment companies includes Flat Rock Opportunity Fund.

Board Leadership Structure

Our business and affairs are managed under the direction of the Board. Among other things, our Board sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board, and of any individual trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, the Chief Executive Officer, or if provided otherwise by the Board, any trustee chosen by the Board may serve as chair to preside over meetings of the Board and meetings of shareholders and to perform such other duties as may be assigned to him or her by the Board. Robert K. Grunewald serves as chairman of the Board and is an “interested person” by virtue of his role as our Chief Executive Officer and Chief Executive Officer of the Adviser. We believe that it is in the best interests of our shareholders for Mr. Grunewald to serve as chair of the Board because of his significant experience in matters of relevance to the business of the Fund.

The Board believes that while independent oversight of management is an important component of an effective board of trustees, the most effective leadership structure for the Fund at the present time is for Mr. Grunewald to serve as the principal executive officer of the Fund and also serve as Chairman of the Board. The independent trustees believe that because Mr. Grunewald is ultimately responsible for the day-to-day operation of the Fund and for executing the Fund’s strategy, and because the performance of the Fund is an integral part of Board deliberations, Mr. Grunewald is the trustee best qualified to act as Chairman of the Board. The Board retains the authority to modify this structure to best address the Fund’s unique circumstances, and to advance the best interests of all shareholders, as and when appropriate. In addition, although we do not have a lead independent trustee, the Board believes that the current structure is appropriate, as the Fund has no employees and is externally managed by the Adviser, whereby all operations are conducted by the Adviser or its affiliates.

We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

All of the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and will be closely involved in all material deliberations related to us. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to us and our shareholders. Our Independent Trustees are expected to meet separately (i) as part of each regular Board meeting and (ii) with our chief compliance officer, as part of at least one Board meeting each year.

The Board believes that its leadership structure is the optimal structure for us at this time. The Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

The Board will oversee our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). The Board will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Board and its committees will receive reports on our and the Adviser’s activities, including reports regarding our investment portfolio and financial accounting and reporting. The Board will also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of the Adviser, DST Systems, Inc., the Transfer Agent and other service providers. The audit committee’s meetings with our independent registered public accounting firm will also contribute to its oversight of certain internal control risks. In addition, the Board will meet periodically with the Adviser to receive reports regarding our operations, including reports on certain investment and operational risks, and our Independent Trustees will be encouraged to communicate directly with senior members of our management.

The Board believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or eliminated, and some risks are beyond the control of us, the Adviser and our other service providers.

CODES OF ETHICS

Each of the Fund, the Adviser, and the Distributor have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to pre-clear these transactions, including any proposed investments in initial public offerings or private placements. In addition, Access Persons are required to report their personal securities transactions for monitoring purposes. The Ethics Codes are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov and are attached as Exhibits to this registration statement.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and its shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Information regarding how the Adviser voted proxies relating to portfolio securities held by the Fund during the most recent twelve-month period ending June 30 will be available (1) on our website at www.flatrockglobal.com; and (2) on the SEC’s website at www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling (307) 500-5200 and will be sent within three business days of receipt of a request.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

Flat Rock Global, LLC serves as the Fund’s investment adviser, and its principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser was formed on November 28, 2016, and operates as a Wyoming limited liability company. The Adviser is controlled by Robert K. Grunewald, our Chairman and Chief Executive Officer. Mr. Grunewald has over 25 years of experience in registered investment companies, BDCs, middle market finance, private equity and investment banking.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will also furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s distribution reinvestment policy), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s Repurchase Program.

No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% per quarter (or an annualized rate of 6.00%). For any calendar quarter in which the Fund’s pre-incentive fee net investment income is greater than the hurdle rate, but less than or equal to 1.764%, the incentive fee will equal the amount of the Fund’s pre-incentive fee net investment income in excess of the hurdle rate. This portion of the Fund’s pre-incentive fee net investment income which exceeds the hurdle but is less than or equal to 1.764% is referred to as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.764% in any calendar quarter. For any calendar quarter in which the Fund’s pre-incentive fee net investment income exceeds 1.764% of adjusted capital, the incentive fee will equal 15.0% of pre-incentive fee net investment income.

The Adviser may, from time to time, voluntarily waive all or a portion of its management fee and incentive fee, and to the extent necessary, bear other expenses or make payments to the Fund in order to limit net expenses. The waiver is not contractual and may be terminated at any time. Additionally, the waiver is permanent, and any fees waived and/or expenses reimbursed may not be recouped by the Adviser.

The Adviser earned the following management and incentive fees during the last three fiscal years:

	Management Fees	Incentive Fees	Fees Waived/Expenses Reimbursed
Year Ended December 31, 2022	$2,933,173	$2,309,155	$0
Year Ended December 31, 2021	$1,616,574	$1,009,509	$0
Year Ended December 31, 2020	$1,373,444	$850,646	$215,620

Fund Expenses

The Fund, either directly or through reimbursement to the Adviser, shall bear all other costs and expenses of its operations and transactions, including (without limitation) fees and expenses relating to: the cost of calculating the net asset value of the Shares, including the cost of any third-party valuation services; the cost of effecting sales and repurchases of the Shares and other securities; management and incentive fees payable to the Adviser pursuant to this Agreement; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; federal, state and local taxes; interest payable on debt, if any, incurred to finance the Fund’s investments; the fees and expenses of any member of the Board who is not an interested person (as defined in the 1940 Act) of the Adviser or a sub-adviser; brokerage commissions for the Fund’s investments; costs of proxy statements, shareholders’ reports and notices; costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs; fees and expenses associated with independent accountants, independent and internal audit, and outside legal costs; and all other offering expenses incurred by the Adviser in performing its obligations.

Administrator

ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as administrator of the Fund. Pursuant to the Administrative Services Agreement, the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on its behalf. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV and will oversee the preparation and filing of the Fund’s tax returns, the payment of its expenses and the performance oversight of various third-party service providers.

In accordance with the Administrative Services Agreement, the Administrator is be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears, in connection with providing services to the Fund.

For the fiscal year ended December 31, 2022, the Administrator received $585,329 in administration fees from the Fund. For the fiscal year ended December 31, 2021, the Administrator received $357,930 in administration fees from the Fund. For the fiscal period from November 23, 2020 (commencement of operations) to December 31, 2020, the Administrator received $48,071 in administration fees from the Fund.

The Predecessor Fund entered into an administration agreement with Flat Rock Global LLC to serve as its administrator. Pursuant to the administration agreement, Flat Rock Global provided the Predecessor Fund with services such as accounting, financial reporting, legal and compliance support and investor relations support necessary for the Predecessor Fund to operate. The Predecessor Fund reimbursed Flat Rock Global for costs and expenses incurred in performing its obligations under the agreement, but did not pay Flat Rock Global any fees or additional compensation pursuant to the administration agreement.

PORTFOLIO MANAGERS

The management of our investment portfolio is the responsibility of the Adviser and its investment committee, which is currently comprised of Robert K. Grunewald, Shiloh Bates, and Ryan Ripp. Approval of an investment requires a unanimous vote of the Adviser’s investment committee.

Mr. Grunewald and Mr. Bates are portfolio managers of the Fund. For more information regarding the business experience of the portfolio managers, see “Management of the Fund”. The Adviser is currently staffed with 10 employees, including the investment personnel noted above. In addition, the Adviser may retain additional investment personnel in the future based upon its needs.

Other Accounts Managed

The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts, as of December 31, 2022.

Name	Account Type	Other Accounts Managed		Other Accounts for which Advisory Fee is Based on Performance
		Number of Accounts	Total Assets	Number of Accounts	Total Assets
Robert K. Grunewald	Registered Investment Companies	2	$292.4M	0	0
	Other Pooled Investment Vehicles	1	$0.8M	1	$0.8M
	Other Accounts	0	0	0	0

Shiloh Bates	Registered Investment Companies	2	$292.4M	0	0
	Other Pooled Investment Vehicles	1	$0.8M	1	$0.8M
	Other Accounts	0	0	0	0

The table below shows the dollar range of the Fund’s shares beneficially owned by each portfolio manager as of December 31, 2022:

Name of Portfolio Manager

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(2)
Robert K. Grunewald	Over $1,000,000
Shiloh Bates	None

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

(2)      Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

Portfolio Manager Compensation

The Fund’s portfolio managers are compensated through a base salary and a discretionary annual bonus based on a number of factors, including job performance, profitability of the Adviser and market conditions.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline (defined below), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

The Fund’s first Repurchase Request Deadline was January 26, 2021.

Repurchase Offer Policy Summary of Terms

1.      The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.      The repurchase offers will be made in January, April, July and October of each year.

3.      Repurchase requests must be submitted by the deadline included in the Shareholder Notification (defined below) (the “Repurchase Request Deadline”).

4.      The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be at least 5% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain the following information:

1.      A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.      Any fees applicable to such repurchase, if any;

3.      The Repurchase Offer Amount;

4.      The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.      The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.      The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.      The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.      The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.      The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.    The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.      Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.      Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.      If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Internal Revenue Code;

2.      To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.      For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.      For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.      For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value:    The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.      Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.      Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.      Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements:    From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy:    The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.      In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)     The frequency of trades and quotes for the security.

(b)    The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)     Dealer undertakings to make a market in the security.

(d)    The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)     The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.      If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report the basis for its determination to retain a security at the next Board meeting.

3.      The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.      These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure:    The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.      Disclosure of its fundamental policy regarding periodic repurchase offers.

2.      Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.      the number of repurchase offers,

b.      the repurchase offer amount and the amount tendered in each repurchase offer,

c.      and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Involuntary Repurchases.    The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or in accordance with the Fund’s Trust Agreement and Section 23 of the 1940 Act and Rule 23c-2 thereunder. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares.    No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

DISTRIBUTOR

ALPS Distributors, Inc. (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Adviser’s portfolio managers who are employees of the Adviser. Generally, the Adviser is authorized by the Trustees to allocate the orders placed by them on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•        the best net price available;

•        the reliability, integrity and financial condition of the broker or dealer;

•        the size of and difficulty in executing the order; and

•        the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

For the fiscal year ended December 31, 2022, the Fund paid $0 in brokerage commissions. For the fiscal year ended December 31, 2021, the Fund paid $0 in brokerage commissions. For the fiscal year ended December 31, 2020 the Fund (and Predecessor Fund for the period prior to November 23, 2020) paid $0 in brokerage commissions.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of April 1, 2022, there were no control persons of the Fund.

The following table sets forth, as of April 1, 2023, information with respect to the beneficial ownership of Shares by:

•        each Trustee and officer;

•        all of the Trustees and officers as a group; and

•        each person known by the Fund to beneficially own 5% or more of the outstanding Shares.

Beneficial ownership is determined in accordance with the applicable rules of the SEC. There are no Shares subject to options that are currently exercisable or exercisable within 60 days of April 1, 2023.

	Shares Beneficially Owned
Name(1)	Number of Shares	Percentage
5% Holders:
National Financial Services (on behalf of its clients) 499 Washington Blvd Jersey City NJ 07310-1995	3,631,277.88	39.38%
TD Ameritrade (on behalf of its clients) 200 South 108th Avenue Omaha, NE 68154	2,548,162.08	27.63%
Charles Schwab & Co. (on behalf of its clients) 211 Main Street San Francisco, CA 94105	2,257,659.84	24.48%

Interested Trustees:
Robert K. Grunewald	56,513.176	0.61%

Independent Trustees:
R. Scott Coolidge	520.718	*
Marshall H. Durston	520.718	*
Paul E. Finnen	520.718	*

Officers:
Ryan Ripp	—	—
Andy Chica	—	—
All trustees and officers as a group (6 persons)		0.63%

____________

*        Less than one percent.

(1)      The address of each beneficial owner, unless otherwise noted, is c/o Flat Rock Core Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator.    ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the administrator for the Fund.

Transfer Agent.    DST Systems, Inc. serves as transfer agent for the Fund.

Fund Counsel.    Eversheds Sutherland (US) LLP, 700 Sixth Street, N.W., Suite 700, Washington, D.C. 20001, is counsel to the Fund.

Custodian.    U.S. Bank, with principal offices at 1555 N. Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as custodian for the securities and cash for the Fund’s portfolio. Under the Custody Agreement, U.S. Bank holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Independent Registered Public Accounting Firm.    Cohen & Company, Ltd. (“Cohen”) is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements and provides other audit, tax, and related services for the Fund. Cohen is located at 1350 Euclid Ave, Suite 800, Cleveland, OH 44115.

FINANCIAL STATEMENTS

The financial statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated December 31, 2022, are incorporated by reference in this Statement of Additional Information. The Fund’s annual report is available upon request, without charge, by calling the Fund at (844) 292-0365 or be e-mailing the Fund at support@flatrockglobal.com.

PART C — OTHER INFORMATION

Item 25.     Financial Statements and Exhibits

(1) Financial Statements:

Part A:	Financial Highlights.
Part B:	Incorporated by reference to the Fund’s annual report for the period ended December 31, 2022 filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended.
(2) Exhibits
(a)(1)	Certificate of Trust of the Registrant.(1)
(a)(2)	Certificate of Amendment of the Registrant(4)
(a)(3)	Declaration of Trust(6)
(a)(4)	Amended and Restated Agreement and Declaration of Trust.(5)
(a)(5)	Second Amended and Restated Agreement and Declaration of Trust.(7)
(a)(6)	Supplement to Preferred Appendix of the Second Amended and Restated Agreement and Declaration of Trust for 4.50% Series B Cumulative Term Preferred Shares Due 2025.(8)
(b)	Bylaws of the Registrant.(2)
(e)	Distribution Reinvestment Plan of the Registrant.(6)
(g)(1)	Amended and Restated Investment Advisory Agreement by and between the Registrant and Flat Rock Global, LLC.*
(h)(1)	Distribution Agreement by and between the Registrant and ALPS Distributors, Inc.(6)
(j)	Custody Agreement by and between the Registrant and U.S. Bank National Association.(4)
(k)(1)	Administration, Bookkeeping and Pricing Services Agreement by and between the Registrant and ALPS Fund Services, Inc.(6)
(k)(2)	Sixth Amendment to Loan and Security Agreement between FRC Funding I, LLC and Flat Rock Core Income Fund(7)
(k)(3)	Seventh Amendment to Loan and Security Agreement between FRC Funding I, LLC and Flat Rock Core Income Fund*
(l)	Opinion of Richards, Layton & Finger, P.A.(6)
(n)(1)	Consent of Cohen & Company, Ltd.*
(p)	Subscription Agreement.(6)
(r)(1)	Code of Business Conduct and Ethics of the Registrant.(4)
(r)(2)	Code of Business Conduct and Ethics of the Flat Rock Global.(3)

____________

*        Filed herewith.

(1)      Incorporated by Reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-239281) filed on June 19, 2020.

(2)      Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-240039 and 811-23579) filed on July 23, 2020.

(3)      Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-239281) filed on September 2, 2020.

(4)      Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-240039 and 811-23579) filed on October 1, 2020.

(5)      Incorporated by Reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-14 (File No. 333-239281) filed on October 7, 2020.

(6)      Incorporated by Reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-240039 and 811-23579) filed on November 16, 2020.

(7)      Incorporated by Reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-250039 and 811-23579) filed on April 29, 2022.

(8)      Incorporated by Reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-250039 and 811-23579) filed on January 30, 2023.

Item 26.     Marketing Arrangements

Not applicable.

Item 27.     Other Expenses of Issuance and Distribution

Not applicable.

Item 28.     Persons Controlled by or Under Common Control with Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Flat Rock Global LLC, the Registrant’s investment adviser. Information regarding the ownership of Flat Rock Global LLC is set forth in its Form ADV as filed with the SEC (File No. 801-110612).

Item 29.     Number of Holders of Securities

Number of Holders of Securities as of April 1, 2023
Name of Class	Number of Record Holders
Common Shares of Beneficial Interest	3,162
4.00% Series A Term Preferred Stock Due 2026	1
4.50% Series B Term Preferred Stock due 2025	1

Item 30.     Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.     Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, trustee, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-110612), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

ALPS Fund Services, Inc. and ALPS Distributors, Inc., the Fund’s administrator and distributor, respectively, maintain certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, Colorado 80203 and 1290 Broadway, Suite 1000, Denver, Colorado 80203, respectively. DST Systems, Inc., the Transfer Agent, maintains certain required accounting related and financial books and records of the Registrant at 430 W 7th Street, Suite 219238, Kansas City, MO 64105. U.S. Bank, the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at 1555 N. Riverside Drive, Suite 302, Milwaukee, Wisconsin 53212. The other required books and records are maintained by the Adviser at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001.

Item 33.     Management Services

Not Applicable.

Item 34.     Undertakings

1.      Not Applicable.

2.      Not Applicable.

3.      The Registrant undertakes:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)    To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2)    To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    If the Registrant is relying on Rule 430B [17 CFR 230.430B]: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not Applicable.

5.      Not Applicable

6.      Not Applicable.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its registration statement meets all of the requirements for effectiveness under rule 486(b) under the Securities Act of 1933 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Wyoming, on the 28th day of April, 2023.

FLAT ROCK CORE INCOME FUND
By:	/s/ Robert K. Grunewald
Robert K. Grunewald
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert K. Grunewald	Chairman of the Board of Trustees and	April 28, 2023
Robert K. Grunewald	Chief Executive Officer
(Principal executive officer)
/s/ Ryan Ripp	Chief Financial Officer	April 28, 2023
Ryan Ripp	(Principal financial and accounting officer)
*	Independent Trustee	April 28, 2023
R. Scott Coolidge
*	Independent Trustee	April 28, 2023
Marshall H. Durston
*	Independent Trustee	April 28, 2023
Paul E. Finnen
*By:	/s/ Robert K. Grunewald
Attorney-in-fact, Power of Attorney Granted Pursuant to Pre-Effective Amendment No. 2 and Post-Effective Amendment No. 1 to the Registration Statement

EXHIBIT INDEX

Exhibits	Description
(g)(1)	Amended and Restated Investment Advisory Agreement by and between the Registrant and Flat Rock Global, LLC
(k)(3)	Seventh Amendment to Loan and Security Agreement between FRC Funding I, LLC and Flat Rock Core Income Fund
(n)(1)	Consent of Cohen & Company, LLC, the independent registered public accounting firm of the Registrant.